Exhibit 99.1 Reference Form 2017 Itaú Unibanco Holding S.A.Exhibit 99.1 Reference Form 2017 Itaú Unibanco Holding S.A.

Historical resubmission Version Reasons for resubmission Date of update V2 Update in items 4.3, 4.4, 5.1, 7.2, 7.3, 7.5, 12.5/6, 12.7/8, 12.12 and 06/25/2018 13.11. V3 Update in items 3.1 and 11.1. 07/30/2018 V4 Update in items 15.3, 17.1, 17.2, 17.3, 17.4 and 17.5. 08/06/2018 V5 Update in items 4.3, 10.3 and 15.7 08/21/2018 V6 09/11/2018 Update in items 12.5/12.6 and 12.12 V7 Update in items 8.2, 10.3b, 11.1, 12.5/12.6, 12.7/8 and 12.12. 10/29/2018 V8 Update in item 17.5. 11/12/2018 V9 Update in itens 12.5/6, 12.12, 15.1/15.2, 15.3, 15.4, 15.8, 19.2 and 12/05/2018 19.3. V10 Update in itens 12.5/6 and 12.12. 12/20/2018 V11 Update in itens 12.5/6, 12.7/8 and 12.12 01/10/2019 V12 02/04/2019 Update in itens 11.1, 11.2, 12.5/12.6, 12.7/12.8 and 12.12 V13 Update in itens 12.5/6 and 12.7/8 04/18/2019 V14 04/23/2019 Update in item 4.3. V15 Update in itens 11.1, 11.2, 12.5/6, 12.7/8, 12.9, 12.10, 05/02/2019 12.12, 15.1/15.2, 15.3, 15.4, 15.8, 19.2 and 19.3Historical resubmission Version Reasons for resubmission Date of update V2 Update in items 4.3, 4.4, 5.1, 7.2, 7.3, 7.5, 12.5/6, 12.7/8, 12.12 and 06/25/2018 13.11. V3 Update in items 3.1 and 11.1. 07/30/2018 V4 Update in items 15.3, 17.1, 17.2, 17.3, 17.4 and 17.5. 08/06/2018 V5 Update in items 4.3, 10.3 and 15.7 08/21/2018 V6 09/11/2018 Update in items 12.5/12.6 and 12.12 V7 Update in items 8.2, 10.3b, 11.1, 12.5/12.6, 12.7/8 and 12.12. 10/29/2018 V8 Update in item 17.5. 11/12/2018 V9 Update in itens 12.5/6, 12.12, 15.1/15.2, 15.3, 15.4, 15.8, 19.2 and 12/05/2018 19.3. V10 Update in itens 12.5/6 and 12.12. 12/20/2018 V11 Update in itens 12.5/6, 12.7/8 and 12.12 01/10/2019 V12 02/04/2019 Update in itens 11.1, 11.2, 12.5/12.6, 12.7/12.8 and 12.12 V13 Update in itens 12.5/6 and 12.7/8 04/18/2019 V14 04/23/2019 Update in item 4.3. V15 Update in itens 11.1, 11.2, 12.5/6, 12.7/8, 12.9, 12.10, 05/02/2019 12.12, 15.1/15.2, 15.3, 15.4, 15.8, 19.2 and 19.3

ITEM 11. Projections 11.1. Projections should identify: The information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector and international markets. Therefore, our results and performance may differ from those envisaged in these prospective information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends impacting our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward- looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. a) subject matter of the projection a.1) Accumulated variation in the 12-month period: · Total loan portfolio, including financial guarantees provided, sureties and private securities; · Financial margin with clients; · Commissions and fees and Result from insurance operations; and · Non-interest expenses. a.2) Accumulated amount in the 12-month period: · Cost of credit, includes result from loan losses, impairment and discounts granted; and · Financial margin with the market. a.3) Expected income tax and social contribution. a.4) The projections are calculated based on financial statements b) projected period and the period for which the projection is valid · Projected period: fiscal year 2019; · Project validity: this year or until Management states otherwise. c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2019 Expectations disclosed to the market are based on the assumed alignment with the budget projected by the bank for the year. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out during the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. These expectations do not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2019 This looking-forward information is subject to uncertainties and assumptions including among other risks: · General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, and performance of financial markets; · General economic and political conditions abroad and in particular in the countries where we operate; · Government regulations and tax laws and respective amendments in the countries where we operate; ITEM 11. Projections 11.1. Projections should identify: The information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector and international markets. Therefore, our results and performance may differ from those envisaged in these prospective information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends impacting our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward- looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. a) subject matter of the projection a.1) Accumulated variation in the 12-month period: · Total loan portfolio, including financial guarantees provided, sureties and private securities; · Financial margin with clients; · Commissions and fees and Result from insurance operations; and · Non-interest expenses. a.2) Accumulated amount in the 12-month period: · Cost of credit, includes result from loan losses, impairment and discounts granted; and · Financial margin with the market. a.3) Expected income tax and social contribution. a.4) The projections are calculated based on financial statements b) projected period and the period for which the projection is valid · Projected period: fiscal year 2019; · Project validity: this year or until Management states otherwise. c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2019 Expectations disclosed to the market are based on the assumed alignment with the budget projected by the bank for the year. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out during the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. These expectations do not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2019 This looking-forward information is subject to uncertainties and assumptions including among other risks: · General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, and performance of financial markets; · General economic and political conditions abroad and in particular in the countries where we operate; · Government regulations and tax laws and respective amendments in the countries where we operate;

· Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements in the countries where we operate; · Regulation and liquidation of our business on a consolidated basis; · Failure or hacking of our security and operational infrastructure or systems; · Strengthening of competition and industry consolidation in the countries where we operate; · Changes that may impact our loan portfolios and the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Occurrence of events that divert from the assumptions for pricing insurance, pension plan and capitalization products and inadequate reserves; · Unpredictable exposures can impact the effectiveness of our risk management policies; · Damage to our reputation; · Unanticipated contingencies can make the integration of acquired or merged businesses difficult; · Downgrade of our credit ratings; · Risk that we will not have sufficient financial resources to meet obligations by the respective maturity dates; · Recruiting and retention of skilled employees; · The hedging strategy may be unable to prevent losses; · Unfavorable court decisions involving material amounts for which we have no provision may affect our financial results; · Our business strategy may not provide the results expected by the company; · Misconduct of our employees; and · Other company’s risk factors are listed in item 4.1 Risk Factors of this Reference Form. d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2019 (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. It is noteworthy mentioning, currently, the Company considers, for management purposes, a cost of capital of around 13.5% per year. 11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators: · Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements in the countries where we operate; · Regulation and liquidation of our business on a consolidated basis; · Failure or hacking of our security and operational infrastructure or systems; · Strengthening of competition and industry consolidation in the countries where we operate; · Changes that may impact our loan portfolios and the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Occurrence of events that divert from the assumptions for pricing insurance, pension plan and capitalization products and inadequate reserves; · Unpredictable exposures can impact the effectiveness of our risk management policies; · Damage to our reputation; · Unanticipated contingencies can make the integration of acquired or merged businesses difficult; · Downgrade of our credit ratings; · Risk that we will not have sufficient financial resources to meet obligations by the respective maturity dates; · Recruiting and retention of skilled employees; · The hedging strategy may be unable to prevent losses; · Unfavorable court decisions involving material amounts for which we have no provision may affect our financial results; · Our business strategy may not provide the results expected by the company; · Misconduct of our employees; and · Other company’s risk factors are listed in item 4.1 Risk Factors of this Reference Form. d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2019 (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. It is noteworthy mentioning, currently, the Company considers, for management purposes, a cost of capital of around 13.5% per year. 11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form The indicators presented and monitored for the 2018 projections remain unchanged in 2019, as follows: (i) total loan portfolio, (ii) financial margin with clients, (iii) cost of credit, (iv) commissions and fees and result from insurance operations (v) non-interest expenses (vi) effective income tax and social contribution rate and (vii) financial margin with the market. b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2018 (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Reasons for divergence from projections: Financial margin with the market: the higher than expected growth in Consolidated is mainly driven by our results in Latin America. Commissions and fees and results from insurance operations: the lower than expected growth in Brazil is mainly driven by the lower than expected level of economic activities and a more intense competitive environment. Non-interest expenses: the higher than expected growth in Consolidated is mainly driven by the foreign exchange variation in our Latin America operations. Projections for fiscal year 2017 a) state which are being replaced by new projections included in the form and which are being repeated in the form The indicators presented and monitored for the 2018 projections remain unchanged in 2019, as follows: (i) total loan portfolio, (ii) financial margin with clients, (iii) cost of credit, (iv) commissions and fees and result from insurance operations (v) non-interest expenses (vi) effective income tax and social contribution rate and (vii) financial margin with the market. b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2018 (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Reasons for divergence from projections: Financial margin with the market: the higher than expected growth in Consolidated is mainly driven by our results in Latin America. Commissions and fees and results from insurance operations: the lower than expected growth in Brazil is mainly driven by the lower than expected level of economic activities and a more intense competitive environment. Non-interest expenses: the higher than expected growth in Consolidated is mainly driven by the foreign exchange variation in our Latin America operations. Projections for fiscal year 2017

(1) Adopts the USD-BRL rate at R$3.50 in December 2017; (2) Includes foreign units, ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) Financial Margin with Clients also includes the reclassification in 2016 of discounts granted to Cost of credit; (5) Composed of Result from loan losses, impairment and discounts granted; (6) Commissions and fees (+) income from insurance, pension plan and capitalization operations (-) expenses for claims (-) insurance, pension plan and capitalization selling expenses. The Company informs that, in 2017, the financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year between R$5.5 billion and R$6.5 billion, and that the effective income tax and social contribution rate was 31.2%, in line with the expected range between 30% and 32%. Reasons for divergence from projections: Total loan portfolio: the lower than expected growth in Consolidated and in Brazil is mainly driven by credit origination levels lower than expected, due to lower credit demand compared to the originally expected demand. Financial margin with clients (ex-Impairment and discounts granted): the lower than expected growth in Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects from a Selic interest rate lower than the originally expected rate. Commissions and fees and result from insurance operations: a higher than expected growth in Consolidated and in Brazil is mainly driven by a higher than expected increase in fund management fees and revenues from economic and financial advisory and brokerage services. Non-interest expenses: a lower than expected growth in Consolidated and in Brazil was driven by the ongoing search for efficiency and cost control over 2017. Projections for fiscal year 2016 (*) (1) Adopts the USD-BRL rate at R$3.50 in December 2017; (2) Includes foreign units, ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) Financial Margin with Clients also includes the reclassification in 2016 of discounts granted to Cost of credit; (5) Composed of Result from loan losses, impairment and discounts granted; (6) Commissions and fees (+) income from insurance, pension plan and capitalization operations (-) expenses for claims (-) insurance, pension plan and capitalization selling expenses. The Company informs that, in 2017, the financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year between R$5.5 billion and R$6.5 billion, and that the effective income tax and social contribution rate was 31.2%, in line with the expected range between 30% and 32%. Reasons for divergence from projections: Total loan portfolio: the lower than expected growth in Consolidated and in Brazil is mainly driven by credit origination levels lower than expected, due to lower credit demand compared to the originally expected demand. Financial margin with clients (ex-Impairment and discounts granted): the lower than expected growth in Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects from a Selic interest rate lower than the originally expected rate. Commissions and fees and result from insurance operations: a higher than expected growth in Consolidated and in Brazil is mainly driven by a higher than expected increase in fund management fees and revenues from economic and financial advisory and brokerage services. Non-interest expenses: a lower than expected growth in Consolidated and in Brazil was driven by the ongoing search for efficiency and cost control over 2017. Projections for fiscal year 2016 (*)

1 Consolidated Brazil Previous Revised Previous Revised 2 Total credit Portfolio From -10.5% to -5.5% -11.0% From -11.0 to -6.0% -9.8% Financial Margin with Clients From -2.5% to 0.5% -2.5% From -1.0% to 2.0% -0.2% Between R$ 23.0 bn Between R$21.0 bn 3 Result from Loan Losses R$ 22.4 bn R$ 20.2 bn and R$26.0 bn and R$24.0 bn Commissions and Feeds and Result from From 4.0% to 7.0% 4.9% From 4.5% to 7.5% 5.9% 4 Insurance Operations Non-Interest Expenses From 2.0% to 5.0% 4.9% From 2.5% to 5.5% 4.9% (*) Consolidated forecast was calculated based on consolidated pro forma information for 2015 and 1Q16, which (*) Consolidated forecast w as calculated based on consolidated pro forma financial information, w hich considers Itaú CorpBanca´s consolidation in 2015 and in the 1Q16. includes Itaú CorpBanca’s consolidation in the past. (1) Includes units abroad ex-Latin America; (2) Includes endorsements, sureties and private securities; (1) Includes foreign units, ex-Latin America; (3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses; (2) Includes endorsements, sureties and private securities; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds (3) Prov Selling Expe is nsio esn f . or loan losses, net of recovery of loans written off as losses. (4) Commissions and fees (+) income from insurance, pension plan and capitalization operations (-) expenses for claims (-) insurance, pension plan and capitalization selling expenses. Reasons for divergence from projections: Total loan portfolio: a lower than expected growth in loan portfolio in the Consolidated is mainly driven by credit origination levels lower than the expected levels for the Latin America portfolio. Result from Loan Losses: lower than expected levels for Result of Loan Losses are mainly driven by levels of provisions lower than those expected levels for the portfolio in Brazil, in view of the better scenario unfolded in the second half of 2016 compared to the expectation when the Projection was disclosed. c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced The following table presents the previous projection and the revised projection for 2019. The projections are based on managerial information disclosed in the Management Discussion & Analysis (MD&A). (1) Includes external ex-Latin America units; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Income from Services(+) Revenues from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. 1 Consolidated Brazil Previous Revised Previous Revised 2 Total credit Portfolio From -10.5% to -5.5% -11.0% From -11.0 to -6.0% -9.8% Financial Margin with Clients From -2.5% to 0.5% -2.5% From -1.0% to 2.0% -0.2% Between R$ 23.0 bn Between R$21.0 bn 3 Result from Loan Losses R$ 22.4 bn R$ 20.2 bn and R$26.0 bn and R$24.0 bn Commissions and Feeds and Result from From 4.0% to 7.0% 4.9% From 4.5% to 7.5% 5.9% 4 Insurance Operations Non-Interest Expenses From 2.0% to 5.0% 4.9% From 2.5% to 5.5% 4.9% (*) Consolidated forecast was calculated based on consolidated pro forma information for 2015 and 1Q16, which (*) Consolidated forecast w as calculated based on consolidated pro forma financial information, w hich considers Itaú CorpBanca´s consolidation in 2015 and in the 1Q16. includes Itaú CorpBanca’s consolidation in the past. (1) Includes units abroad ex-Latin America; (2) Includes endorsements, sureties and private securities; (1) Includes foreign units, ex-Latin America; (3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses; (2) Includes endorsements, sureties and private securities; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds (3) Prov Selling Expe is nsio esn f . or loan losses, net of recovery of loans written off as losses. (4) Commissions and fees (+) income from insurance, pension plan and capitalization operations (-) expenses for claims (-) insurance, pension plan and capitalization selling expenses. Reasons for divergence from projections: Total loan portfolio: a lower than expected growth in loan portfolio in the Consolidated is mainly driven by credit origination levels lower than the expected levels for the Latin America portfolio. Result from Loan Losses: lower than expected levels for Result of Loan Losses are mainly driven by levels of provisions lower than those expected levels for the portfolio in Brazil, in view of the better scenario unfolded in the second half of 2016 compared to the expectation when the Projection was disclosed. c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced The following table presents the previous projection and the revised projection for 2019. The projections are based on managerial information disclosed in the Management Discussion & Analysis (MD&A). (1) Includes external ex-Latin America units; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Income from Services(+) Revenues from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Main reasons that led to changes in projections for 2019: There were no changes in the projections related to the Total Loan Portfolio, Financial Margin with the Market, Cost of Credit and Effective Income Tax Rate The projections for the Financial Margin with Clients, Income from Services Rendered and Fees and Results from Insurance Operations and Non-Interest Expenses were revised due to: · Change in Itaú Unibanco's perspectve for the Brazilian economic scenario in 2019, with GDP expectations revised to 1.3% and SELIC rate to 5.75%, among others. Such scenario considers the prediction of approval of the pension reform in the second half of 2019. The previous projection considered the expectations of 2.5% for the GDP and 6.5% for the SELIC rate. · Two Itaú Unibanco management initiatives: o Adoption of a new model in the Payment Network in the acquiring sector, which ceased to charge interest in the anticipation of transactions with credit card and began to make the payment to the establishment in two days. This rule is valid for full payment purchases done with credit cards and for customers with banking domicile at Itaú Unibanco and annual revenues of up to R$ 30 million. o A more rigorous review of our cost structure. Main reasons that led to changes in projections for 2019: There were no changes in the projections related to the Total Loan Portfolio, Financial Margin with the Market, Cost of Credit and Effective Income Tax Rate The projections for the Financial Margin with Clients, Income from Services Rendered and Fees and Results from Insurance Operations and Non-Interest Expenses were revised due to: · Change in Itaú Unibanco's perspectve for the Brazilian economic scenario in 2019, with GDP expectations revised to 1.3% and SELIC rate to 5.75%, among others. Such scenario considers the prediction of approval of the pension reform in the second half of 2019. The previous projection considered the expectations of 2.5% for the GDP and 6.5% for the SELIC rate. · Two Itaú Unibanco management initiatives: o Adoption of a new model in the Payment Network in the acquiring sector, which ceased to charge interest in the anticipation of transactions with credit card and began to make the payment to the establishment in two days. This rule is valid for full payment purchases done with credit cards and for customers with banking domicile at Itaú Unibanco and annual revenues of up to R$ 30 million. o A more rigorous review of our cost structure.

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Andre Balestrin Cestare 213.634.648-25 Not applicable.	06/08/1978 Engineer	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	2 0.00%
Renato Barbosa do Nascimento 161.373.518-90 Not applicable.	10/28/1971 Accountant	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	2 0.00%
Tom Gouvêa Gerth 256.166.718-94 Not applicable.	08/29/1975 Business Administrator and Accountant	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	2 0.00%
André Sapoznik 165.085.128-62 Not applicable.	02/24/1972 Engineer	Board of Officers member only 19 – Other officers Director Vice President	04/25/2019	Annual No	3 0.00%
Gilberto Frussa 127.235.568-32 Not applicable.	10/20/1966 Lawyer	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	3 0.00%
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Member of the Disclosure and Trading Committee	03/28/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	5 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Sérgio Mychkis Goldstein 282.310.718-57 Not applicable	11/12/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	3 0.00%
Claudia Politanski 132.874.158-32 Member of the Social Responsibility Committee	08/31/1970 Lawyer	Board of Officers member only 19 – Other officers Director Vice President	04/25/2019	Annual No	11 0.00%
Alexsandro Broedel 031.212.717-09 Investor Relations Officer Chairman of the Disclosure ad Trading Committee	10/05/1974 Accountant	Board of Officers member only 19 – Other officers Executive Officer	04/25/2019	Annual No	6 0.00%
Emerson Macedo Bortoloto 186.130.758-60 Not applicable.	07/25/1977 Information Technologist	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	8 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name / Taxpayer ID (CPF) / Other positions held and roles performed at the issuer	Date of birth / Profession	Management body / Elective office held / Description of other positions/roles	Date of election / Date of investiture	Term of office / Nominated by the controlling stockholder	Number of consecutive terms of office / Percentage of attendance at meetings
Tatiana Grecco 167.629.258-63 Not applicable.	08/31/1973 Technologist in Construction	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	2 0.00%
Candido Botelho Bracher 039.690.188-38 Member of the Social Responsibility Committee	12/05/1958 Business Administrator	Board of Officers member only 19 – Other officers Chief Executive Officer	04/25/2019	Annual No	11 0.00%
José Virgilio Vita Neto 223.403.628-30 Not applicable.	09/13/1978 Lawyer	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	5 0.00%
Rodrigo Luís Rosa Couto 882.947.650-15 Not applicable.	08/08/1975 Business Administrator	Board of Officers member only 19- Other officers Officer	04/25/2019	Annual No	8 0.00%
Fernando Barçante Tostes Malta 992.648.037-34 Not applicable	04/14/1968 Systems Analyst	Board of Officers member only 19- Other officers Executive Officer	04/25/2019	Annual No	3 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Executive Officer	04/25/2019	Annual No	4 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Executive Officer	04/25/2019	Annual No	1 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Member of the Disclosure and Trading Committee	10/04/1971 Lawyer	Board of Officers member only 19- Other officers Executive Officer	04/25/2019	Annual No	5 0.00%
Caio Ibrahim David 101.398.578-85 Member of the Disclosure and Trading	01/20/1968 Engineer	Board of Officers member only 19- Other officers General Director	04/25/2019	Annual No	3 0.00%

Committee Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/25/2019 Annual 1 252.026.488-80 Business 19- Other officers No 0.00% Not applicable. Administrator Director Vice President Márcio de Andrade Schettini 05/22/1964 Board of Officers member only 04/25/2019 Annual 4 662.031.207-15 Engineer 19 – Other officers No 0.00% Not Applicable General Director Ana Lúcia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/24/2019 Annual 1 Pedagogic 29- Other board officers Yes 0.00% 066.530.828-06 Professional Member of the Board of Directors (non- Member of the Nomination and executive director) Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee 10/03/1954 Board of Directors member only 04/24/2019 Annual 4 Fábio Colletti Barbosa Business 29- Other board officers Yes 100.00% 771.733.258-20 Administrator Member of the Board of Directors Member of the Personnel Committee (independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee Committee Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/25/2019 Annual 1 252.026.488-80 Business 19- Other officers No 0.00% Not applicable. Administrator Director Vice President Márcio de Andrade Schettini 05/22/1964 Board of Officers member only 04/25/2019 Annual 4 662.031.207-15 Engineer 19 – Other officers No 0.00% Not Applicable General Director Ana Lúcia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/24/2019 Annual 1 Pedagogic 29- Other board officers Yes 0.00% 066.530.828-06 Professional Member of the Board of Directors (non- Member of the Nomination and executive director) Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee 10/03/1954 Board of Directors member only 04/24/2019 Annual 4 Fábio Colletti Barbosa Business 29- Other board officers Yes 100.00% 771.733.258-20 Administrator Member of the Board of Directors Member of the Personnel Committee (independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Related Parties Committee Member of the Compensation Committee Chairman of the Audi Committee	12/19/1952 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/24/2019	Annual Yes	11 100.00%
José Galló 032.767.670-15 Member of the Personnel Committee	09/11/1951 Business Administrator	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/24/2019	Annual Yes	3 100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Compensation Committee Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	07/13/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/24/2019	Annual Yes	11 100.00%
Pedro Moreira Salles 551.222.567-72 Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee	10/20/1959 Banker	Board of Directors member only 29 – Other board members Co-chairman of the Board of Directors (non-executive director)	04/24/2019	Annual Yes	11 100.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/24/2019 Annual 11 252.398.288-90 Engineer 29 - Other board members Yes 33.33% Member of the Strategy Committee Member of the Board of Directors (executive director) Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/24/2019 Annual 11 014.414.218-07 Business 29 - Other board members Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors (non- Member of the Nomination and executive director) Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/24/2019 Annual 11 007.738.228-52 Engineer 29 - Other board members Yes 100.00% Member of the Capital and Risk Co-chairman of the Board of Directors Management Committee (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee 12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/24/2019 Annual 11 252.398.288-90 Engineer 29 - Other board members Yes 33.33% Member of the Strategy Committee Member of the Board of Directors (executive director) Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/24/2019 Annual 11 014.414.218-07 Business 29 - Other board members Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors (non- Member of the Nomination and executive director) Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/24/2019 Annual 11 007.738.228-52 Engineer 29 - Other board members Yes 100.00% Member of the Capital and Risk Co-chairman of the Board of Directors Management Committee (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
João Moreira Salles	04/11/1981	Board of Directors member only	04/24/2019	Annual	2
295.520.008-58	Economist	29 - Other board members		Yes	100.00%
Member of the Strategy Committee		Member of the Board of Directors (non-executive director)			
Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/24/2019	Annual	2
700.536.698-00	Economist	29 - Other board members		Yes	100.00%
Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee		Member of the Board of Directors (non-executive director)			
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/24/2019	Annual	2
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.					
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/24/2019	Annual	3
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the controlling stockholder		Yes	100.00%
Not applicable.					
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/24/2019	Annual	3
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by preferred stockholders		No	0.00%
Not applicable.

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
João Costa	08/10/1950	Fiscal Council	04/24/2019	Annual	10
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.					
Debora Santille	04/26/1967	Fiscal Council	04/24/2019	Annual	0
119.092.178-24	Business Administrator	47 - Fiscal Council (Alternate) Nominated by the controlling stockholder		No	0.00%
Not applicable.					
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/24/2019	Annual	8
372.202.688-15	Lawyer	40 – Chairman of the Fiscal Council Elected by the controlling stockholder		Yes	100.00%
Not applicable.					

Professional experience / Statement of any conviction /Independence criteria

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Officer since December 2015.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaú BBA S.A.: Officer since December 2015.
Responsible for the Whosale Legal Department and Tax Advisory, working in the following legal business lines/areas:
(i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations.
(ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private and institutional investors segments.
(iii) Wealth Management Services: coordinating the performance of services to asset management operations of the Itaú Group, Private Banking, and custody and management activities of own and third-party funds.
(iv) Mandatory Funds and Onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded.
(v) Debt Restructuring: coordinating the performance of services to debt restructuring demands in corporate and middle-market segments, basically working in restructuring of contracts – out of court.
(vi) Cross-border Loans/FX: coordinating the performance of services to demands for granting foreign and cross-border loans.
(vii) High Volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.
(viii) Tax Advisory and Litigation.
Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP), in 2000, and Master’s degree in Banking and Finance from Boston University School of Law, Boston (MA), in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP), in 2000, and Master’s degree in Banking and Finance from Boston University School of Law, Boston (MA), in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017.

Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Emerson Macedo Bortoloto - 186.130.758-60 Itaú Unibanco Holding S.A.: Officer since November 2011. Main activity of the company: Holding company. Mr. Bortoloto joined the conglomerate in July 2003, assuming positions in the Internal Audit Department. Currently, Mr. Bortoloto is Officer of the Internal Audit Department, being responsible for managing the Audit Department, the mission of which is to plan, carry out and report audits in Itaú Unibanco Conglomerate’s Retail processes and business, and of the Wealth Management Services unit. He has been responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Mr. Bortoloto was also responsible for audits in the processes of information technology and retail credit analysis and granting. Ernst & Young Auditores Independentes: Information Technology Auditor and Senior Consultant from May 2001 to June 2003. Main activity of the company: Accounting and tax audit and consulting services. Banco Bandeirantes SA: Information Technology and Process Auditor from June 1992 to April 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, Mr. Bortoloto obtained the CISA certification issued by ISACA. MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Tatiana Grecco - 167.629.258-63 Itaú Unibanco Holding S.A.: Officer since June 2017. Main activity of the company: Holding company. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Emerson Macedo Bortoloto - 186.130.758-60 Itaú Unibanco Holding S.A.: Officer since November 2011. Main activity of the company: Holding company. Mr. Bortoloto joined the conglomerate in July 2003, assuming positions in the Internal Audit Department. Currently, Mr. Bortoloto is Officer of the Internal Audit Department, being responsible for managing the Audit Department, the mission of which is to plan, carry out and report audits in Itaú Unibanco Conglomerate’s Retail processes and business, and of the Wealth Management Services unit. He has been responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Mr. Bortoloto was also responsible for audits in the processes of information technology and retail credit analysis and granting. Ernst & Young Auditores Independentes: Information Technology Auditor and Senior Consultant from May 2001 to June 2003. Main activity of the company: Accounting and tax audit and consulting services. Banco Bandeirantes SA: Information Technology and Process Auditor from June 1992 to April 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, Mr. Bortoloto obtained the CISA certification issued by ISACA. MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Tatiana Grecco - 167.629.258-63 Itaú Unibanco Holding S.A.: Officer since June 2017. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management Area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the private, corporate and institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management Area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendent of Technical Reserves and Senior Portfolio Manager from October 2001 to December 2008, in the Itaú Asset Management Area – Superintendence of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies, and public and private pension plan entities of the Itaú Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2018. Main activity of the company: Lease operations. Investimentos Bemge S.A.: Member of the Board of Director since April 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Academic background: Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; Postgraduate degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School, São Paulo, in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas, São Paulo, in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2004 to March 2013; Chief Executive Officer from August 2005 to January 2017 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Virgilio Vita Neto - 223.403.628-30 Itaú Unibanco Holding S.A.: Officer since April 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management Area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the private, corporate and institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management Area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendent of Technical Reserves and Senior Portfolio Manager from October 2001 to December 2008, in the Itaú Asset Management Area – Superintendence of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies, and public and private pension plan entities of the Itaú Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2018. Main activity of the company: Lease operations. Investimentos Bemge S.A.: Member of the Board of Director since April 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Academic background: Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; Postgraduate degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School, São Paulo, in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas, São Paulo, in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2004 to March 2013; Chief Executive Officer from August 2005 to January 2017 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Virgilio Vita Neto - 223.403.628-30 Itaú Unibanco Holding S.A.: Officer since April 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. União de Bancos Brasileiros S.A.: Mr. Vita Neto joined the bank in February 2000, working as lawyer until June 2003, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations and real estate loans. From June 2003 to June 2008, Mr. Vita Neto worked as legal manager, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing until 2005, as well as retail legal consulting, and administrative and investigative proceedings, including consumer protection body. From June 2008 to October 2009, Mr. Vita Neto worked as legal superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, Mr. Vita Neto worked as legal superintendent from December 2009 to March 2011, responsible for retail legal consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006; and Ph.D. in Civil Law – Contracts from Universidade de São Paulo in 2007. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rodrigo Luís Rosa Couto - 882.947.650-15 Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risks from February 2008 to December 2011. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since February 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Banco Itaú BBA S.A.: Officer since June 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations. Itaú Unibanco S.A.: Officer since December 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. McKinsey & Company: Associate from September 2005 to February 2008. Central Bank of Brazil: Inspector from 1998 to 2003. BIS’s Financial Stability Institute: Mr. Couto carried out an internship when he took part in the development, and was also member of the teaching staff, of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003. Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master of Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003-2005). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fernando Barçante Tostes Malta - 992.648.037-34 Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Board of Officers of Internal Controls and Compliance from March 2016 up to this date, and for the Executive Board of Officers of Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. He also served as officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Itaú Unibanco S.A.: Officer since October 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. União de Bancos Brasileiros S.A.: Mr. Vita Neto joined the bank in February 2000, working as lawyer until June 2003, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations and real estate loans. From June 2003 to June 2008, Mr. Vita Neto worked as legal manager, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing until 2005, as well as retail legal consulting, and administrative and investigative proceedings, including consumer protection body. From June 2008 to October 2009, Mr. Vita Neto worked as legal superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, Mr. Vita Neto worked as legal superintendent from December 2009 to March 2011, responsible for retail legal consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006; and Ph.D. in Civil Law – Contracts from Universidade de São Paulo in 2007. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rodrigo Luís Rosa Couto - 882.947.650-15 Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risks from February 2008 to December 2011. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since February 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Banco Itaú BBA S.A.: Officer since June 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations. Itaú Unibanco S.A.: Officer since December 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. McKinsey & Company: Associate from September 2005 to February 2008. Central Bank of Brazil: Inspector from 1998 to 2003. BIS’s Financial Stability Institute: Mr. Couto carried out an internship when he took part in the development, and was also member of the teaching staff, of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003. Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master of Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003-2005). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fernando Barçante Tostes Malta - 992.648.037-34 Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Board of Officers of Internal Controls and Compliance from March 2016 up to this date, and for the Executive Board of Officers of Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. He also served as officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle

Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit Department (Cards and Financing Companies) from February 2009 to April 2011; and Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009. He started his journey in 1988, working in many different positions. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Management in the Areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives from 1995 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Also served as alternate board member in Tecnologia Bancária S.A., as deputy board member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, as alternate board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A. Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro in 1989; MBA from Fundação Dom Cabral in 1998; extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; College Professor in Information Technology from PUC Rio de Janeiro. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Paulo Sergio Miron - 076.444.278-30 Itaú Unibanco Holding S.A.: Executive Officer since July 2015. Main activity of the company: Holding company. Mr. Miron held positions in the following governance bodies: Member of the Audit Committee of Porto Seguro, Member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal and Executive Officer of Instituto Unibanco. PricewaterhouseCoopers - São Paulo/SP: Partner from 1996 to 2015, serving as the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). PricewaterhouseCoopers - Brasília/DF: Partner from 2001 to 2008; from 2004 to 2008, served as the leading partner of the Government Services Area of PwC Brasil and, from 1997 to 2008, was the leading partner of the Banking Area of PwC Brasil. Mr. Miron was the coordinator of the financial institutions training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market. Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing. Academic background: Bachelor’s degree in Accounting from Universidade São Judas Tadeu - São Paulo and Economics from Universidade Mackenzie - São Paulo. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Adriano Cabral Volpini - 162.572.558-21 Itaú Unibanco Holding S.A.: Officer since December 2018 and Officer from February 2015 to April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Corporate Security Officer since July 2012; Mr. Volpini previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; and he worked in the Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since April 2016. Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit Department (Cards and Financing Companies) from February 2009 to April 2011; and Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009. He started his journey in 1988, working in many different positions. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Management in the Areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives from 1995 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Also served as alternate board member in Tecnologia Bancária S.A., as deputy board member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, as alternate board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A. Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro in 1989; MBA from Fundação Dom Cabral in 1998; extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; College Professor in Information Technology from PUC Rio de Janeiro. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Paulo Sergio Miron - 076.444.278-30 Itaú Unibanco Holding S.A.: Executive Officer since July 2015. Main activity of the company: Holding company. Mr. Miron held positions in the following governance bodies: Member of the Audit Committee of Porto Seguro, Member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal and Executive Officer of Instituto Unibanco. PricewaterhouseCoopers - São Paulo/SP: Partner from 1996 to 2015, serving as the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). PricewaterhouseCoopers - Brasília/DF: Partner from 2001 to 2008; from 2004 to 2008, served as the leading partner of the Government Services Area of PwC Brasil and, from 1997 to 2008, was the leading partner of the Banking Area of PwC Brasil. Mr. Miron was the coordinator of the financial institutions training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market. Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing. Academic background: Bachelor’s degree in Accounting from Universidade São Judas Tadeu - São Paulo and Economics from Universidade Mackenzie - São Paulo. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Adriano Cabral Volpini - 162.572.558-21 Itaú Unibanco Holding S.A.: Officer since December 2018 and Officer from February 2015 to April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Corporate Security Officer since July 2012; Mr. Volpini previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; and he worked in the Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since April 2016.

Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014, and Officer from January 2014 to November 2018. Main activity of the company: Lease operations. Academic Background: Bachelor’s degree in Social Communication from Fundação Armando Álvares Penteado – FAAP from 1991 to 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Itau USA Asset Management Inc.: Officer since July 2016. Main activity of the company: Activities of administration of funds by contract or commission. Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Caio Ibrahim David - 101.398.578-85 Itaú Unibanco Holding S.A.: Partner since 2010 and General Director since January 2019; Director Vice President from January 2017 to December 2018; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since February 2019; Director Vice President from May 2013 to January 2019; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014, and Officer from January 2014 to November 2018. Main activity of the company: Lease operations. Academic Background: Bachelor’s degree in Social Communication from Fundação Armando Álvares Penteado – FAAP from 1991 to 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Itau USA Asset Management Inc.: Officer since July 2016. Main activity of the company: Activities of administration of funds by contract or commission. Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Caio Ibrahim David - 101.398.578-85 Itaú Unibanco Holding S.A.: Partner since 2010 and General Director since January 2019; Director Vice President from January 2017 to December 2018; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since February 2019; Director Vice President from May 2013 to January 2019; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments.

Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca: Member of the Board of Directors since 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: CEO from January 2019; Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Payment services provider. Banco BBA Creditanstalt S.A.: Officer from July 2003 to April 2005. Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca: Member of the Board of Directors since 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: CEO from January 2019; Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Payment services provider. Banco BBA Creditanstalt S.A.: Officer from July 2003 to April 2005. Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15 Itaú Unibanco Holding S.A.: General Director since July 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since April 2015; Director Vice President from November 2008 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Director Vice President from April 2004 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Electrical Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, where Mr. Schettini specialized in systems and mathematical models. Master’s degree in Finance from University of London. He also attended the OPM Program at Harvard Business School. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Andre Balestrin Cestare - 213.634.648-25 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since August 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Officer since August 2017. Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the retail banking; the analysis and disclosure of results and changes from budget; budgeting and monitoring of the performance of products under retail management. Finance Superintendent from June 2015 to April 2016, responsible for the accounting management of loan operations; contact to regulatory bodies, including sending regulatory information on loan portfolio; and calculation and control of the allowance for loan losses. Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget; calculating managerial result by product, sales channel and operation; and calculating the costing model. Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget. Finance Superintendent from June 2010 to June 2012, responsible for calculating the treasury managerial result, providing support to management of structural and proprietary holdings, and support to treasury managerial budget. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Renato Barbosa do Nascimento - 161.373.518-90 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. Márcio de Andrade Schettini - 662.031.207-15 Itaú Unibanco Holding S.A.: General Director since July 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since April 2015; Director Vice President from November 2008 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Director Vice President from April 2004 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Electrical Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, where Mr. Schettini specialized in systems and mathematical models. Master’s degree in Finance from University of London. He also attended the OPM Program at Harvard Business School. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Andre Balestrin Cestare - 213.634.648-25 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since August 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Officer since August 2017. Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the retail banking; the analysis and disclosure of results and changes from budget; budgeting and monitoring of the performance of products under retail management. Finance Superintendent from June 2015 to April 2016, responsible for the accounting management of loan operations; contact to regulatory bodies, including sending regulatory information on loan portfolio; and calculation and control of the allowance for loan losses. Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget; calculating managerial result by product, sales channel and operation; and calculating the costing model. Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget. Finance Superintendent from June 2010 to June 2012, responsible for calculating the treasury managerial result, providing support to management of structural and proprietary holdings, and support to treasury managerial budget. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Renato Barbosa do Nascimento - 161.373.518-90 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2014 to July 2017, Mr. Nascimento took part in a 3-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as Audit Officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, he was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of financial industry entities, regulated by the Central Bank of Brazil. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a 2-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as Audit Senior Manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidade Paulista in 1998; Bachelor’s degree in Business Administration from Universidade Paulista in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2014 to July 2017, Mr. Nascimento took part in a 3-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as Audit Officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, he was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of financial industry entities, regulated by the Central Bank of Brazil. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a 2-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as Audit Senior Manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidade Paulista in 1998; Bachelor’s degree in Business Administration from Universidade Paulista in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Tom Gouvêa Gerth - 256.166.718-94 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and Member of the Executive Committee for Latin America. Main activity of the company: Other activities of services rendered mainly to the companies not mentioned previously. Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes. Main activity of the company: Life insurance company. PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained in the company until July 2013. He worked in the Capital Markets & Accounting Advisory Services Area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission (SEC). Mr. Gerth worked in the New York office from 2007 to 2009. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997; International Executive MBA from Fundação Instituto de Administração (FIA) completed in 2011; and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business. He is a US Certified Public Accountant (CPA) and Member of the American Institute of Certified Public Accountants (AICPA). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. André Sapoznik - 165.085.128-62 Itaú Unibanco Holding S.A.: Director Vice President since December 2016, responsible for Technology and Operations and Member of the Executive Committee. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. Mr. Sapoznik joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo and MBA from Stanford University Graduate School of Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO Gilberto Frussa - 127.235.568-32 Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017. Main activity of the company: Lease operations. Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016; Lawyer from April 1995 to June 2006. Main activity of the company: Multiple-service banking, with investment portfolio. Tom Gouvêa Gerth - 256.166.718-94 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and Member of the Executive Committee for Latin America. Main activity of the company: Other activities of services rendered mainly to the companies not mentioned previously. Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes. Main activity of the company: Life insurance company. PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained in the company until July 2013. He worked in the Capital Markets & Accounting Advisory Services Area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission (SEC). Mr. Gerth worked in the New York office from 2007 to 2009. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997; International Executive MBA from Fundação Instituto de Administração (FIA) completed in 2011; and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business. He is a US Certified Public Accountant (CPA) and Member of the American Institute of Certified Public Accountants (AICPA). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. André Sapoznik - 165.085.128-62 Itaú Unibanco Holding S.A.: Director Vice President since December 2016, responsible for Technology and Operations and Member of the Executive Committee. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. Mr. Sapoznik joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo and MBA from Stanford University Graduate School of Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO Gilberto Frussa - 127.235.568-32 Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017. Main activity of the company: Lease operations. Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016; Lawyer from April 1995 to June 2006. Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014; currently Corporate Compliance Officer since March 2017. Mr. Frussa served as Legal Officer of Retail Products and Business from April 2016 to March 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the Banking Law Area from October 1993 to April 1995. Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993. Main activity of the company: Multiple-service banking, with investment portfolio. Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property Areas from September 1986 to May 1989. Other experiences: Brazilian Financial and Capital Markets Association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais): Chairman of the Legal Matters Committee from 2012 to 2015. Appeals Council for the National Financial System (CRSFN – Conselho de Recursos do Sistema Financeiro Nacional): Effective Member from 2000 to 2003 as representative of the National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento), and as representative of ANBIMA from 2011 to 2013. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Itaú Unibanco S.A.: Officer since April 2014; currently Corporate Compliance Officer since March 2017. Mr. Frussa served as Legal Officer of Retail Products and Business from April 2016 to March 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the Banking Law Area from October 1993 to April 1995. Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993. Main activity of the company: Multiple-service banking, with investment portfolio. Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property Areas from September 1986 to May 1989. Other experiences: Brazilian Financial and Capital Markets Association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais): Chairman of the Legal Matters Committee from 2012 to 2015. Appeals Council for the National Financial System (CRSFN – Conselho de Recursos do Sistema Financeiro Nacional): Effective Member from 2000 to 2003 as representative of the National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento), and as representative of ANBIMA from 2011 to 2013. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017.

Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to August 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to August 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016.

Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since June 2018; CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since June 2018; CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; President of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; President of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading

Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018.

Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Reinaldo Guerreiro - 503.946.658-72 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017. Main activity of the company: Holding company. Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016. Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company. Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016. Main activity of the company: Oil exploration, extraction and refining. Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution. Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees. Main activity of the company: Higher education – undergraduate and graduate courses. School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department. Main activity of the company: Higher education – undergraduate and graduate courses. FEA-USP Endowment Fund: Member of the Fiscal Council since 2016. Main activity of the fund: Raising and investment of funds to support FEA-USP. Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA-USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alkimar Ribeiro Moura - 031.077.288-53 Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Reinaldo Guerreiro - 503.946.658-72 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017. Main activity of the company: Holding company. Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016. Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company. Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016. Main activity of the company: Oil exploration, extraction and refining. Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution. Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees. Main activity of the company: Higher education – undergraduate and graduate courses. School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department. Main activity of the company: Higher education – undergraduate and graduate courses. FEA-USP Endowment Fund: Member of the Fiscal Council since 2016. Main activity of the fund: Raising and investment of funds to support FEA-USP. Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA-USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company. São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over-the-counter markets. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Independent Member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body. Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking. Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Director from February 1994 to February 1996; Public Debt and Open Market Operations Officer from January 1987 to January 1988. Main activity of the company: Federal government agency. Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking. Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Eduardo Azevedo do Valle - 598.809.967-04 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2019; Alternate Member of the Fiscal Council from June 2016. To March 2019. Main activity of the company: Holding company. Valens Brasil Ltda. ME: Managing Partner since January 2015. Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others. BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015. Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics. Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014. Main activity of the company: Port and logistics support to oil exploration and production. Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012. Main activity of the company: Production of steel pipes for the oil and gas industry. Brasco Logística Offshore: CEO from January 2007 to March 2010. Main activity of the company: Port and logistics support to oil exploration and production. Praxair Distribution, Inc: Vice President from January 1999 to August 2003. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada. White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992. Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company. São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over-the-counter markets. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Independent Member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body. Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking. Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Director from February 1994 to February 1996; Public Debt and Open Market Operations Officer from January 1987 to January 1988. Main activity of the company: Federal government agency. Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking. Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Eduardo Azevedo do Valle - 598.809.967-04 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2019; Alternate Member of the Fiscal Council from June 2016. To March 2019. Main activity of the company: Holding company. Valens Brasil Ltda. ME: Managing Partner since January 2015. Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others. BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015. Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics. Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014. Main activity of the company: Port and logistics support to oil exploration and production. Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012. Main activity of the company: Production of steel pipes for the oil and gas industry. Brasco Logística Offshore: CEO from January 2007 to March 2010. Main activity of the company: Port and logistics support to oil exploration and production. Praxair Distribution, Inc: Vice President from January 1999 to August 2003. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada. White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high- pressure cylinders in Brazil and South America. Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities. Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes. Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010. IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members NACD (National Association of Corporate Directors), USA: NACD Governance Fellow. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Debora Santille - 119.092.178-24 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since April 2019. Main activity of the company: Holding company. EMGEA S/A Asset Management Company (Federal State): Effective Member of the Board of Directors since June 2018 (independent director). Main activity of the company: Federal State, linked to the Ministry of Economy. BeOn Corporate Services: Director Partner since May 2014 Main activity of the company: Corporate consulting services. MIT Digital Banking Judge - Brazil: Member since September 2017. Main activity of the company: Identifies and awards organizations that have been working to enable inclusive innovation for everyone. Fernbach Software S.A.: Country Manager Director from 2010 to 2013 Main activity of the company: Banking Software Banco Safra S.A.: Independent Director from 2004 to 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Grupo ACCOR S.A.: Independent Director from 2004 to 2011. Main activity of the company: Hotels, travel agencies, and casino management. Grupo Mesquita S.A., current Santos Brasil S.A.: Chief Financial Officer and Relations with Stockholders from 2005 to 2007. Main activity of the company: Holding company and operator of dry port; EADI; customs clearance; distribution center, car and equipment rental; civil construction, farms and hotels. Grupo Fair CCVM S.A.: Chief Financial Officer and Relations with Shareholders from 2002 to 2004. Main activity of the company: Exchange and securities broker. Outsourcing in foreign trade. Grupo Saúde Sancil S.A., current Medial: Independent Director since 2002. Main activity of the company: Operator of health insurance, hospitals and clinical laboratories. Grupo Multirede Informática S.A.: CFO from 2000 to 2001. Main activity of the company: Information technology, information security services. Seguradora Roma S.A., current Mapfre. Treasurer Manager from 1997 to 1998. Main activity of the company: Insurance. Grupo Eriline S.A.: Independent Director from 1996 to 1999. Main activity of the company: Telecommunications. Mobile operator. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high- pressure cylinders in Brazil and South America. Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities. Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes. Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010. IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members NACD (National Association of Corporate Directors), USA: NACD Governance Fellow. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Debora Santille - 119.092.178-24 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since April 2019. Main activity of the company: Holding company. EMGEA S/A Asset Management Company (Federal State): Effective Member of the Board of Directors since June 2018 (independent director). Main activity of the company: Federal State, linked to the Ministry of Economy. BeOn Corporate Services: Director Partner since May 2014 Main activity of the company: Corporate consulting services. MIT Digital Banking Judge - Brazil: Member since September 2017. Main activity of the company: Identifies and awards organizations that have been working to enable inclusive innovation for everyone. Fernbach Software S.A.: Country Manager Director from 2010 to 2013 Main activity of the company: Banking Software Banco Safra S.A.: Independent Director from 2004 to 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Grupo ACCOR S.A.: Independent Director from 2004 to 2011. Main activity of the company: Hotels, travel agencies, and casino management. Grupo Mesquita S.A., current Santos Brasil S.A.: Chief Financial Officer and Relations with Stockholders from 2005 to 2007. Main activity of the company: Holding company and operator of dry port; EADI; customs clearance; distribution center, car and equipment rental; civil construction, farms and hotels. Grupo Fair CCVM S.A.: Chief Financial Officer and Relations with Shareholders from 2002 to 2004. Main activity of the company: Exchange and securities broker. Outsourcing in foreign trade. Grupo Saúde Sancil S.A., current Medial: Independent Director since 2002. Main activity of the company: Operator of health insurance, hospitals and clinical laboratories. Grupo Multirede Informática S.A.: CFO from 2000 to 2001. Main activity of the company: Information technology, information security services. Seguradora Roma S.A., current Mapfre. Treasurer Manager from 1997 to 1998. Main activity of the company: Insurance. Grupo Eriline S.A.: Independent Director from 1996 to 1999. Main activity of the company: Telecommunications. Mobile operator.

Grupo Excel Banco S.A.: Budgetary Planning and Control from 1991 to 1994. Main activity of the company: Holding company and multiple-service banking, with investment portfolio. Itaú Unibanco S.A.: Product development from 1987 to 1991. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic Background: Postgraduate degree in Controllership from Mackenzie University (2003) and Bachelor’s degree in Business Administration from UNICID (1996); extension course in International Business Management from University of Miami/USA (2016); Corporate Governance & Capital Markets from B.I. International Executive Education - IDE/FGV/SP (2015); Business Recovery from FGV/SP (2006) and International Controllership from Integration School of Business/SP (2001). Qualification in IPO/OPA - B3 (2017); Governance for Publicly-Held Companies and Mixed Capital Companies — IBGC (2018). Qualification in Leadership for State‐owned and Mixed Capital enterprises by Fundação Dom Cabral (2018); Director certified by IBGC. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Costa - 476.511.728-68 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009. Main activity of the company: Holding company. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008. Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Caruso Cruz Henriques - 372.202.688-15 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company. Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaucard S.A.: Officer from March 2000 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003. Grupo Excel Banco S.A.: Budgetary Planning and Control from 1991 to 1994. Main activity of the company: Holding company and multiple-service banking, with investment portfolio. Itaú Unibanco S.A.: Product development from 1987 to 1991. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic Background: Postgraduate degree in Controllership from Mackenzie University (2003) and Bachelor’s degree in Business Administration from UNICID (1996); extension course in International Business Management from University of Miami/USA (2016); Corporate Governance & Capital Markets from B.I. International Executive Education - IDE/FGV/SP (2015); Business Recovery from FGV/SP (2006) and International Controllership from Integration School of Business/SP (2001). Qualification in IPO/OPA - B3 (2017); Governance for Publicly-Held Companies and Mixed Capital Companies — IBGC (2018). Qualification in Leadership for State‐owned and Mixed Capital enterprises by Fundação Dom Cabral (2018); Director certified by IBGC. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Costa - 476.511.728-68 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009. Main activity of the company: Holding company. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008. Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Caruso Cruz Henriques - 372.202.688-15 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company. Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaucard S.A.: Officer from March 2000 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer. Banco Itaú Cartões S.A.: Managing Officer from July to October 2000. Main activity of the company: Investment banking. Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003. Main activity of the company: Retail trading specialized in IT equipment and supplies. Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services. Academic background: Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Main activity of the company: Securities dealer. Banco Itaú Cartões S.A.: Managing Officer from July to October 2000. Main activity of the company: Investment banking. Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003. Main activity of the company: Retail trading specialized in IT equipment and supplies. Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services. Academic background: Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Description of other positions held**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Antonio Carlos Barbosa de Oliveira	Audit Committee	Committee member (effective)	Engineer	04/25/2019	Annual	97.06%
528.154.718-68			06/13/1951		1	
Not applicable.						
Antonio Francisco de Lima Neto	Audit Committee	Committee member (effective)	Economist	04/25/2019	Annual	97.06%
231.877.943-00			06/13/1965		4	
Not applicable.						
Diego Fresco Gutierrez	Audit Committee	Committee member (effective)	Accountant	04/25/2019	Annual	97.06%
214.970.328-90			01/24/1970		6	
Not applicable.						
Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/25/2019	Annual	97.06%
101.942.071-53			12/19/1952		2	
Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee						
Maria Helena dos Santos Fernandes de Santana	Audit Committee	Committee member (effective)	Economist	04/25/2019	Annual	76.47%
036.221.618-50			06/23/1959		5	
Not applicable.						
Rogério Paulo Calderón Peres	Audit Committee	Committee member (effective)	Business Administrator	04/25/2019	Annual	97.06%
035.248.608-26			02/02/1962		3	
Not applicable.						
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
101.942.071-53			12/19/1952	04/25/2019	3	
Member of the Board of Directors Chairman of the Audit Committee Member of the Related Parties Committee

Geraldo José Carbone 952.589.818-00 Not applicable.	Compensation Committee	Committee member (effective)	Economist 08/02/1956	04/25/2019 04/25/2019	Annual 1	100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	Compensation Committee	Committee member (effective)	Economist 07/13/1956	04/25/2019 04/25/2019	Annual 9	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Compensation Committee	Committee member (effective)	Banker 10/20/1959	04/25/2019 04/25/2019	Annual 9	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Description of other positions held**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee	Compensation Committee	Chairman of the Committee	Engineer	04/25/2019 04/25/2019	Annual 2	100.00%
Alexsandro Broedel 031.212.717-09 Executive Officer Investor Relations Officer	Other committees Disclosure and Trding Committee	Chairman of the Committee	Accountant 10/05/1974	04/25/2019 04/25/2019	Annual 6	100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 09/01/1958	04/25/2019 04/25/2019	Annual 10	100.00%

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 04/25/2019 11 Member of the Board of Directors Committee 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 04/25/2019 4 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/25/2019 Annual 0.00% 014.414.218-07 Social Responsibility Administrator 04/25/2019 0 Member of the Board of Directors Committee 09/01/1958 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 04/25/2019 11 Member of the Board of Directors Committee 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 04/25/2019 4 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/25/2019 Annual 0.00% 014.414.218-07 Social Responsibility Administrator 04/25/2019 0 Member of the Board of Directors Committee 09/01/1958 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Officer	Other committees Disclosure and Trading Committee	Committee member (effective)	Lawyer 03/28/1977	04/25/2019 04/25/2019	Annual 5	100.00%
Ana Lúcia de Mattos Barreto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Pedagogic Professional 10/25/1973	04/25/2019 04/25/2019	Annual 1	100.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Nomination and Corproate Governance Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/25/2019 04/25/2019	Annual 1	100.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee	Other Committees Social Responsiblity Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/25/2019 04/25/2019	Annual 0	0.00%
Candido Botelho Bracher 039.690.188-38 Chief Executive Officer	Other Committees Social Responsibility Committee	Committee member (effective)	Business Administrator 12/05/1958	04/25/2019 04/25/2019	Annual 0	0.00%

Carlos Henrique Donegá Aidar 076.630.558-96	Other committees Disclosure and Trading Committee	Committee member (effective)	Economist 10/19/1965	04/25/2019 04/25/2019	Annual 5	75.00%
Not applicable.						
Claudia Politanski 132.874.158-32 Director Vice-President	Social Responsibility Committee	Committee member (effective)	Lawyer 08/31/1970	04/25/2019 04/25/2019	Annual 0	0.00%
Fábio Colletti Barbosa 771.733.258-20 Membe of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (effective)	Business Administrator 10/03/1954	04/25/2019 04/25/2019	Annual 4	100.00%

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 4 771.733.258-20 Nomination and 10/03/1954 Corporate Member of the Board of Governance Directors Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 4 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Chairman of the Committee 100.00% Fábio Colletti Barbosa Other committees Business 04/25/2019 Annual Administrator 771.733.258-20 Related Parties 04/25/2019 2 Committee 10/03/1954 Member of the Board of Directors Member of the Strategy Committee 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 4 771.733.258-20 Nomination and 10/03/1954 Corporate Member of the Board of Governance Directors Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 4 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Chairman of the Committee 100.00% Fábio Colletti Barbosa Other committees Business 04/25/2019 Annual Administrator 771.733.258-20 Related Parties 04/25/2019 2 Committee 10/03/1954 Member of the Board of Directors Member of the Strategy Committee

Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 0.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/25/2019 0 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Fernando Marsella Chacon Ruiz Other committees Committee member Mathematician 04/25/2019 Annual 75.00% 030.086.348-93 Disclosure and (effective) 08/29/1965 04/25/2019 10 Trading Committee Not applicable. Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 0.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/25/2019 0 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Fernando Marsella Chacon Ruiz Other committees Committee member Mathematician 04/25/2019 Annual 75.00% 030.086.348-93 Disclosure and (effective) 08/29/1965 04/25/2019 10 Trading Committee Not applicable.

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Gustavo Jorge Laboissière Loyola	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
101.942.071-53	Related Parties Committee		12/19/1952	04/25/2019	6	
Member of the Board of Directors Chairman of the Audit Committee Member of the Compensation Committee						
João Moreira Salles	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
295.520.008-58	Strategy Committee		04/11/1981	04/25/2019	2	
Member of the Board of Directors						
José Galló	Other committees	Committee member (effective)	Business Administrator	04/25/2019	Annual	100.00%
032.767.670-15	Personnel Committee		09/11/1951	04/25/2019	3	
Member of the Board of Directors						
Leila Cristiane Barboza Braga de Melo	Other committees	Committee member (effective)	Lawyer	04/25/2019	Annual	75.00%
153.451.838-05	Disclosure and Trading Committee		10/04/1971	04/25/2019	7	
Executive Officer						
Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
700.536.698-00	Nomination and Corporate Governance Committee		05/06/1956	04/25/2019	2	
Member of the Board of Directors Member of the Capital and Risk Management Committee						
Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
700.536.698-00	Capital and Risk Management Committee		05/06/1956	04/25/2019	2	
Member of the Board of Directors Member of the Nomination and Corporate Governance Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Description of other positions held**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Milton Maluhy Filho	Other committees	Committee member (effective)	Business Administrator	04/25/2019	Annual	100.00%
252.026.488-80	Disclosure and Trading Committee		06/08/1976	04/25/2019	1	
Vice-President Director						
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/25/2019	Annual	100.00%
548.346.867-87	Capital and Risk Management Committee		07/13/1956	04/25/2019	10	
Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee						
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
548.346.867-87	Related Parties Committee		07/13/1956	04/25/2019	6	
Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Compensation Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date Date of investiture Number of committees positions held of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/25/2019 10 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 66.67% 551.222.567-72 Nomination and 10/20/1959 04/25/2019 10 Corporate Co-chairman of the Board of Directors Governance Chairman of the Strategy Committee Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/25/2019 Annual 100.00% Committee 10/20/1959 04/25/2019 10 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee Member of the Social Responsibility Committee 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date Date of investiture Number of committees positions held of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/25/2019 10 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 66.67% 551.222.567-72 Nomination and 10/20/1959 04/25/2019 10 Corporate Co-chairman of the Board of Directors Governance Chairman of the Strategy Committee Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/25/2019 Annual 100.00% Committee 10/20/1959 04/25/2019 10 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee Member of the Social Responsibility Committee

Pedro Moreira Salles Other committees Committee member Banker 04/25/2019 Annual 0.00% 551.222.567-72 Social Responsibility (effective) 10/20/1959 04/25//2019 0 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Pedro Moreira Salles Other committees Committee member Banker 04/25/2019 Annual 0.00% 551.222.567-72 Social Responsibility (effective) 10/20/1959 04/25//2019 0 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Ricardo Villela Marino Other committees Committee member Engineer 04/25/2019 Annual 75.00% 252.398.288-90 Strategy Committee (effective) 01/28/1974 04/25/2019 9 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/25/2019 Annual 100.00% (effective) 10/13/1954 04/25/2019 10 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member Engineer 04/25/2019 Annual 100.00% 007.738.228-52 Capital and Risk (effective) 10/13/1954 04/25/2019 10 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Ricardo Villela Marino Other committees Committee member Engineer 04/25/2019 Annual 75.00% 252.398.288-90 Strategy Committee (effective) 01/28/1974 04/25/2019 9 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/25/2019 Annual 100.00% (effective) 10/13/1954 04/25/2019 10 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member Engineer 04/25/2019 Annual 100.00% 007.738.228-52 Capital and Risk (effective) 10/13/1954 04/25/2019 10 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee

12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018. Main activity of the company: Holding company. Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018. Main activity of the company: Activities pertinent to culture and arts associations. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division. Main activity of the company: Wholesale trading of IT equipment. Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983. Main activity of the company: Wholesale trading of IT equipment. Other activities: Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016. “Amigos da Poli” Endownment Fund: Vice President of the Board in 2012. Main activity of the company: Activities pertinent to associations not mentioned previously. VISA Argentina: Officer from 1997 to 2001. Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001. Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994. Main activity of the company: Educational support activities, except for school funds. Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Antonio Francisco de Lima Neto - 231.877.943-00 12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018. Main activity of the company: Holding company. Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018. Main activity of the company: Activities pertinent to culture and arts associations. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division. Main activity of the company: Wholesale trading of IT equipment. Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983. Main activity of the company: Wholesale trading of IT equipment. Other activities: Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016. “Amigos da Poli” Endownment Fund: Vice President of the Board in 2012. Main activity of the company: Activities pertinent to associations not mentioned previously. VISA Argentina: Officer from 1997 to 2001. Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001. Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994. Main activity of the company: Educational support activities, except for school funds. Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple-service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Diego Fresco Gutierrez - 214.970.328-90 Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016 and Alternate Director since March 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca (Colombia) Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance. Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple-service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Diego Fresco Gutierrez - 214.970.328-90 Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016 and Alternate Director since March 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca (Colombia) Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company. Oi S.A.: Member of the Board of Directors and Coordinator of the Personnel, Nomination and Governance Committee since 2018. Main activity of the company: Telecommunications. XP Investimentos S.A.: Chairman of the Audit Committee since 2018. Main activity of the company: Securities Broker. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016. Main activity of the company: Administration of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB). Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000. Main activity of the company: Multilateral group – corporate governance. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company. Oi S.A.: Member of the Board of Directors and Coordinator of the Personnel, Nomination and Governance Committee since 2018. Main activity of the company: Telecommunications. XP Investimentos S.A.: Chairman of the Audit Committee since 2018. Main activity of the company: Securities Broker. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016. Main activity of the company: Administration of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB). Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000. Main activity of the company: Multilateral group – corporate governance.

International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016. Main activity of the company: Multilateral group that sets integrated reporting standards. Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member. Main activity of the company: Non-profit association. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017. Main activity of the company: Retailing. Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017. Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non-profit organization. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012. Main activity of the company: Public administration in general. Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights. São Paulo Stock Exchange – BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão): Ms. Santana worked initially in the Special Projects Department from 1994 to 2006, and as Executive Superintendent of Relationships with Companies from 2000 to 2006. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Administration of organized securities markets. Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rogério Paulo Calderón Peres - 035.248.608-26 Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016. Main activity of the company: Multilateral group that sets integrated reporting standards. Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member. Main activity of the company: Non-profit association. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017. Main activity of the company: Retailing. Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017. Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non-profit organization. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012. Main activity of the company: Public administration in general. Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights. São Paulo Stock Exchange – BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão): Ms. Santana worked initially in the Special Projects Department from 1994 to 2006, and as Executive Superintendent of Relationships with Companies from 2000 to 2006. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Administration of organized securities markets. Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rogério Paulo Calderón Peres - 035.248.608-26 Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions. Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Geraldo José Carbone - 952.589.818-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors to June 2017 from April 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee and of the Nomination and Corporate Governance Committee from May 2017 to October 2018. Non-administrative member of the Compensation Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Managing Vice President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Managing Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Managing Vice President from March 2009 to March 2011. Main activity of the company: Life insurance. G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Corporate management advisory services, except specific technical advisory services. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding companies of non-financial institutions. Bank Boston: CEO from July 1987 to August 2006; Vice President of the Asset Management Division from 1994 to 1997; Officer of the Economics Department and of the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo in 1978 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Pedro Luiz Bodin de Moraes - 548.346.867-87 Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions. Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Geraldo José Carbone - 952.589.818-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors to June 2017 from April 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee and of the Nomination and Corporate Governance Committee from May 2017 to October 2018. Non-administrative member of the Compensation Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Managing Vice President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Managing Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Managing Vice President from March 2009 to March 2011. Main activity of the company: Life insurance. G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Corporate management advisory services, except specific technical advisory services. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding companies of non-financial institutions. Bank Boston: CEO from July 1987 to August 2006; Vice President of the Asset Management Division from 1994 to 1997; Officer of the Economics Department and of the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo in 1978 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Member of the Board of Directors since February 2009 and Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Member of the Board of Directors since February 2009 and Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since 2018; CEO from June 2015 to June 2018; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since 2018; CEO from June 2015 to June 2018; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002.

Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Chairman of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Chairman of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2014 to March 2013; Chief Executive Officer from August 2005 to February 2015 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Carlos Henrique Donegá Aidar - 076.630.558-96 Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Itauseg Participações S.A.: Officer since September 2014. Main activity of the company: Holding company of non-financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for: Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2014 to March 2013; Chief Executive Officer from August 2005 to February 2015 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Carlos Henrique Donegá Aidar - 076.630.558-96 Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Itauseg Participações S.A.: Officer since September 2014. Main activity of the company: Holding company of non-financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for:

preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. lClaudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. lClaudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Fernando Marsella Chacon Ruiz - 030.086.348-93 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Officer from November 2008 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986; extension course in Technology (Specialization) and Financial Administration in 1986. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Fernando Marsella Chacon Ruiz - 030.086.348-93 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Officer from November 2008 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986; extension course in Technology (Specialization) and Financial Administration in 1986. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Itau USA Asset Management Inc.: Officer since July 2016. Main activity of the company: Activities of administration of funds by contract or commission. Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Itau USA Asset Management Inc.: Officer since July 2016. Main activity of the company: Activities of administration of funds by contract or commission. Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 12.11. Describe the provision in any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damage caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative or arbitration proceedings, or due to disregarding of legal identity related to the activities of the Issuer or its subsidiaries, as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from insurance are claims arising from wilful misconduct, or gross negligence equivalent to wilful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premiums paid in January 2018 and maturing in November 2018 amounted to six million, nine hundred forty-nine thousand, seventy-five reais and twenty-two cents (R$6,949,075.22), including financial operations tax (IOF). Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 12.11. Describe the provision in any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damage caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative or arbitration proceedings, or due to disregarding of legal identity related to the activities of the Issuer or its subsidiaries, as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from insurance are claims arising from wilful misconduct, or gross negligence equivalent to wilful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premiums paid in January 2018 and maturing in November 2018 amounted to six million, nine hundred forty-nine thousand, seventy-five reais and twenty-two cents (R$6,949,075.22), including financial operations tax (IOF).

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A - TOTAL NUMBER OF MEETINGS HELD BY BODY:

Body	Number
Board of Directors (1)	6
Fiscal Council (1)	2
Audit Committee (2)	34
Disclosure and Trading Committee (3)	4
Strategy Committee (2)	4
Capital and Risk Management Committee (2)	7
Nomination and Corporate Governance Committee (2)	3
Related Parties Committee (2)	9
Personnel Committee (2)	3
Compensation Committee (2)	3
Social Responsibility Committee (4)	0

(1) from October 24, 2018 to February 22, 2019
(2) from June 25, 2018 to Februaryy 22, 2019
(3) from April 19, 2018 to January 21, 2019
(4) Social Responsibility Committee, formed on January 31, 2019

B – CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: **1)** of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: **(a)** counting as from Itaú Unibanco merger on November 3, 2008; **(b)** inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and **(c)** inclusion of current terms of office; **2)** For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: **(a)** counting as from Itaú Unibanco Merger on November 3, 2008; **(b)** inclusion of current terms of office.

C - MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: **a)** of the members of the Board of Directors and Fiscal Council, the meetings heldfrom the moment members took office on October 24, 2018 until February 22, 2019 were considered; for the members of the Audit Committee and other committees, meetings which have taken place from the moment the members took office on June 25, 2018 until February 22, 2019, that is, the numbers included in the table above; **b)** there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of members of the Disclosure and Trading Committed, the meetings held in the period from April 19, 2018 to January 21, 2019 were considered.

D - INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, **(i)** an officer of Itaú Unibanco or its affiliates; **(ii)** an employee of Itaú Unibanco or its affiliates; **(iii)** responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; **(iv)** a member of the Fiscal Council of Itaú Unibanco or its affiliates; **(v)** a controller of Itaú Unibanco or its affiliates or **(vi)** a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – ADDITIONAL INFORMATION

At the Meeting of the Board of Directors of January 31, 2019, the creation of the Social Responsibility Committee was approved, whose scope is to define strategies to strengthen the Company's corporate social responsibility and monitor the performance of social institutions related to the Company and the initiatives carried out directly by the Company. The Social Responsibility Committee will report to the Company's Board of Directors, and it will be composed of at least three (3) and at most ten (10) members elected annually by the Board of Directors.

We inform that the inauguration date of the elected is pending approval by the Central Bank of Brazil.

Below we present the hierarchy flowchart of said Bodies:

Stockholder's Meeting
Fiscal Council
Board of Directors
Independent Audit
Audit Committee
Personnel Committee
Related Parties Committee
Nomination and Corporate Governance Committee
Risk and Capital Management Committee
Strategy Committee
Social Responsibility Committee
Compensation Committee
LATAM Strategy Council
Digital Advisory Board
Internal Audit
Board of Officers
Disclosure and Trading Committee
Advisory Boards
Statutory Committees
Non-statutory Committees

F - Politically Exposed Persons

We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2017.

12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a) Issuer's management members:

• Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

• João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (member of the Board of Directors).

b) (i) Issuer's management members and (II) management members of the Issuer's direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer's controlling group;

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in Issuer's controlling group.

d) (i) Issuer's management members and (ii) management members of the Issuer's direct or indirect subsidiaries:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Ricardo Villela Marino (member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.;

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A.

12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members and the issuer:

a) Issuer's direct or indirect subsidiaries, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiary.

b) Issuer's direct or indirect parent group:

Management members Alfredo Egydio Setubal, Ana Lúcia de MattosBarrettoVillela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

12.12. OTHER RELEVANT INFORMATION OF ITEM 12.12

a) Regarding the meetings held in the three (3) past years, we inform:

Year	Type of meeting	Date/Time	Quorum
2017	Annual and Extraordinary	04.19.2017 – 3:00pm	more than 90% of common shares and 22% of preferred shares
2016	Annual and Extraordinary	04.27.2016 – 3:00pm	more than 90% of common shares and more than 20% of preferred shares
2016	Annual	09.14.2016 – 3:00pm	more than 90% of common shares
2015	Annual	04.29.2015 – 3:00pm	more than 90% of common shares and more than 20% of preferred shares
2015	Extraordinary	04.29.2015 – 3:05pm	more than 90% of common shares and more than 4% of preferred shares
2015	Extraordinary	29.04.2015 – 15h10	more than 90% of common shares and more than 4% of preferred shares

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies an area in need of training, it contracts training to meet a specific need for the area or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, training on foreign regulatory, financial and tax environment was conducted, as well as training on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with U.S. financial entities and consulting companies. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members. In 2016, the Committee provided specific training on regulatory themes - Volcker Rule Legislation and new regulations issued by CVM for financial statements of investment funds. Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (local acronym COAF), among others. Over 2018 and up to the date of this Reference Form, training sessions were provided to members of the Audit Committee on: Cloud Computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies. In 2015, 2016 and 2017, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics. c)Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time. Over 2015, 2016 and 2017, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches. Also in 2015, 2016 and 2017, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Co-chairmen of the Board of Directors of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committed reports to the Board of Directors of Itaú Unibanco Holding S.A. At least on a semiannual basis, the Chairman of the Audit Committee submits to the Board of Directors the outcome of the work performed in the six-month period by the Audit Committee, as well as its recommendations, including on the financial statements, evaluation of the external auditor, internal auditor and the internal controls, compliance and operating risk department. The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors. Additionally, since October 2016, the Audit Committee has prepared monthly a summary of the most significant topics discussed at the monthly meetings, which is provided electronically to the Board of Directors. The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the Audit Committee’s findings about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year and other topics of interest to the members of the Fiscal Council are submitted thereto. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). In 2015, training on foreign regulatory, financial and tax environment was conducted, as well as training on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with U.S. financial entities and consulting companies. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members. In 2016, the Committee provided specific training on regulatory themes - Volcker Rule Legislation and new regulations issued by CVM for financial statements of investment funds. Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (local acronym COAF), among others. Over 2018 and up to the date of this Reference Form, training sessions were provided to members of the Audit Committee on: Cloud Computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies. In 2015, 2016 and 2017, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics. c)Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time. Over 2015, 2016 and 2017, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches. Also in 2015, 2016 and 2017, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Co-chairmen of the Board of Directors of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committed reports to the Board of Directors of Itaú Unibanco Holding S.A. At least on a semiannual basis, the Chairman of the Audit Committee submits to the Board of Directors the outcome of the work performed in the six-month period by the Audit Committee, as well as its recommendations, including on the financial statements, evaluation of the external auditor, internal auditor and the internal controls, compliance and operating risk department. The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors. Additionally, since October 2016, the Audit Committee has prepared monthly a summary of the most significant topics discussed at the monthly meetings, which is provided electronically to the Board of Directors. The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the Audit Committee’s findings about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year and other topics of interest to the members of the Fiscal Council are submitted thereto. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

Relationship between the Board of Directors and the Investor Relations Officer

The main relationship channel between the Board of Directors and the Investor Relations Officer is through the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.
Noteworthy is the fact that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as:

- Management Report, Form 20-F, Reference Form, and Integrated Report;
- Changing and creating new policies;
- Opinions on the performance of Itaú Unibanco's securities and the best practices from market agents, including investors, credit rating agencies, and ESG[1], corporate governance, analysts, and trade associations;
- Share bonus and share splits;
- Analyzing the trading of the parties adhering to the Trading Policy.

The ItaúUnibanco's Investor Relations Officer also prepares, to the Board of Directors, materials comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.

[1]Environmental, Social and Corporate Governance

d) In 2017, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2018
Ethics e-learning course	Up to executive officers	Tri-annual	87.7%	New **bi-annual** cycle as from 2018
Anti-corruption e-learning course	Up to executive officers	Tri-annual	92.5%	New **bi-annual** cycle as from 2018
Anti-corruption in-person course	Up to superintendents of the departments most sensitive to corruption risk	Tri-annual	71.4%	Continues in 2018 (with new **bi-annual** training cycle)
Ethics workshop	Managers and coordinators	Specific dates	86%	Continues in 2018 for new managers and coordinators
Executive seminars	Superintendents and officers	Triannual	83%	New cycle in 2018
Adherence to the Code of Ethics (#) (#) replaced in 2016 by a statement unifying the Code of Ethics and corporate integrity policies	Up to members of the Board of Directors	Annual	93%	Unified statement comprising Codes of Conduct and corporate integrity policies
Risk Culture	Up to members of the Board of Directors	Specific dates	95%	Under analysis whether it will continue in 2018
Executive Education for Officers Program	Officers	Annual	44%	Continues in 2018
In-person illicit acts prevention lecture (AML and corruption prevention).	Board of Directors	Annual	100%	New lecture on the topic

e) In 2017, the Internal Ombudsman's Office received 1,252 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization's employees.

In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

15.1 / 15.2 – Stockholding position

Stockholder				
CPF/CNPJ	Nationality-State	Party to Stockholders' Agreement	Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ

Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %

Details by class of shares (Units)		
Class of share	Number of shares (Units)	Shares %

Itaúsa - Investimentos Itaú S.A.

61.532.644/0001-15	Brazilian-SP	Yes	Yes	11/26/2018
No				

1,943,906,577	39.205000%	169,323	0.003000%	1,944,075,900 00%	19,8290

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

BlackRock,INC

	American	No	No	11/26/2018
No				

0	0.000000% 3,569000%	349,925.097	7.221000%	349,925,097

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

IUPAR - Itaú Unibanco Participações S.A. 04.676.564/0001-08 Brazilian-SP Yes Yes 11/26/2018 No 2,564,084,404 51.713000% 0 0.000000% 2,564,084,404 26.153000% OTHERS 450,299,378 9.082000% 4,434,449,324 91.5110 4,884,748,702 49,8240 00% 00% Class of Number of shares Shares % share (Units) TOTAL 0 0.000000% IUPAR - Itaú Unibanco Participações S.A. 04.676.564/0001-08 Brazilian-SP Yes Yes 11/26/2018 No 2,564,084,404 51.713000% 0 0.000000% 2,564,084,404 26.153000% OTHERS 450,299,378 9.082000% 4,434,449,324 91.5110 4,884,748,702 49,8240 00% 00% Class of Number of shares Shares % share (Units) TOTAL 0 0.000000%

15.1 / 15.2 - Stockholding position

Stockholder					
CPF/CNPJ	**Nationality-State**	**Party to Stockholders' Agreement**	**Controlling stockholder**	**Last change**	
Stockholder resident abroad	**Name of legal or mandatory representative**		**Type of stockholder**	**CPF/CNPJ**	
Number of common shares (Units)	**Common shares %**	**Number of preferred shares (Units)**	**Preferred shares %**	**Total number of shares (Units)**	**Total shares %**
Details by class of shares (Units)					
Class of share	**Number of shares (Units)**	**Shares %**			
TREASURY SHARES - Date of last change: 04/24/2019					
0	0.000000%	61,301,245	1.265000%	61,301,245	0,625000%
Class of share	**Number of shares (Units)**	**Shares %**			
TOTAL	0	0.000000%			
TOTAL					
4,958.290.359	100.000000%	4,845.844.989	100.000000%	9,804.135.348	100.000000%

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition of INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 TREASURY SHARES Yes Yes No 0 0.000000 3,500.000 0.063000 3,500.000 0,042000 Class of share Number of shares (Units) Shares % 0 0 0.000000 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/30/2018 No 366,597,129 12.686000 230,537, 4.1730 597,134,943 7,097000 814 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal PÁGINA: 3 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition of INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 TREASURY SHARES Yes Yes No 0 0.000000 3,500.000 0.063000 3,500.000 0,042000 Class of share Number of shares (Units) Shares % 0 0 0.000000 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/30/2018 No 366,597,129 12.686000 230,537, 4.1730 597,134,943 7,097000 814 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal PÁGINA: 3 de 39

407.919.70 Brazilian- Ye Yes 10/30/20 8-09 SP s 18 No 2,067 0.001000 206 0.0010 2,273 0,0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PARENT COMPANY / CPF/CNPJ Composition of INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Alfredo Egydio Setubal 014.414.21 Brazilian- Yes Yes 10/30/2018 8-07 SP No 102,336,43 3.554000 40,914, 0.7410 143,634,059 1,7070 9 885 00 00 Shares % Class of share Number of shares (Units) TOTAL 0 0.0000 00 PÁGINA: 4 de 39 407.919.70 Brazilian- Ye Yes 10/30/20 8-09 SP s 18 No 2,067 0.001000 206 0.0010 2,273 0,0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PARENT COMPANY / CPF/CNPJ Composition of INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Alfredo Egydio Setubal 014.414.21 Brazilian- Yes Yes 10/30/2018 8-07 SP No 102,336,43 3.554000 40,914, 0.7410 143,634,059 1,7070 9 885 00 00 Shares % Class of share Number of shares (Units) TOTAL 0 0.0000 00 PÁGINA: 4 de 39

PÁGINA: 5 de 39 PÁGINA: 5 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Yes Yes 03/31/20 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 BlackRock ,INC American No No 10/30/2018 No PÁGINA: 6 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Yes Yes 03/31/20 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 BlackRock ,INC American No No 10/30/2018 No PÁGINA: 6 de 39

0 0.000000 229,620,576 4.159000 229,620,576 2,730000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 7 de 39 0 0.000000 229,620,576 4.159000 229,620,576 2,730000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 7 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Bruno Rizzo Setubal 299.133.368-56 Brazilian-SP Yes Yes 03/31/2019 No 3,002,067 0.104000 206 0.0010 3,002,273 0.036000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian- Yes Yes 03/31/20 SP 19 No 3,00 0.104000 2,399 0.0010 3,004,46 0.0360 2,36 00 7 00 8 TOTAL 0 0.000000 PÁGINA: 5 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Bruno Rizzo Setubal 299.133.368-56 Brazilian-SP Yes Yes 03/31/2019 No 3,002,067 0.104000 206 0.0010 3,002,273 0.036000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian- Yes Yes 03/31/20 SP 19 No 3,00 0.104000 2,399 0.0010 3,004,46 0.0360 2,36 00 7 00 8 TOTAL 0 0.000000 PÁGINA: 5 de 39

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 10/30/20 8-18 SP s 18 No 2,067 0.001000 206 0.0001 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 6 de 39 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 10/30/20 8-18 SP s 18 No 2,067 0.001000 206 0.0001 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 6 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Companhia ESA 52.117.397/0001-08 Brazilian-SP Yes Yes 10/30/2018 No 30,285,876 1.048000 3,071,221 0.0560 33,357,097 0,397000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 03/31/20 8-59 SP s 19 No 10,571,626 0.366000 410.206 0.0070 10,981,8 0, 00 32 131000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 6 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Companhia ESA 52.117.397/0001-08 Brazilian-SP Yes Yes 10/30/2018 No 30,285,876 1.048000 3,071,221 0.0560 33,357,097 0,397000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 03/31/20 8-59 SP s 19 No 10,571,626 0.366000 410.206 0.0070 10,981,8 0, 00 32 131000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 6 de 39

TOTAL 0 0.000000 Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência 60.480.480/00 Brazilian- No No 03/31/2019 01-67 SP No 444,274,541 15.37400 67,738 1.22700 512,012,658 6,0880 0 ,117 0 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 7 de 39 TOTAL 0 0.000000 Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência 60.480.480/00 Brazilian- No No 03/31/2019 01-67 SP No 444,274,541 15.37400 67,738 1.22700 512,012,658 6,0880 0 ,117 0 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 7 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Fundação Itaú Social 59.573.030/0001-30 Brazilian-SP No No 10/30/2018 No 337,678,958 11.685000 41,473 0.7510 379,152,270 4,506000 ,312 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Gabriel de Mattos Setubal 348.338.808-73 Brazilian- Yes Yes 03/31/20 SP 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 8 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Fundação Itaú Social 59.573.030/0001-30 Brazilian-SP No No 10/30/2018 No 337,678,958 11.685000 41,473 0.7510 379,152,270 4,506000 ,312 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Gabriel de Mattos Setubal 348.338.808-73 Brazilian- Yes Yes 03/31/20 SP 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 8 de 39

TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Yes Yes 03/31/20 8-92 SP 19 No 10,571,733 0.366000 224,4 0.00400 10,796,1 0,1280 08 0 41 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 9 de 39 TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Yes Yes 03/31/20 8-92 SP 19 No 10,571,733 0.366000 224,4 0.00400 10,796,1 0,1280 08 0 41 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 9 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 José Luiz Egydio Setubal 011.785.508-18 Brazilian-SP Yes Yes 03/31/2019 No 91,927,884 3.181000 39,166, 0.7090 131,094,280 1,559000 396 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Julia Guidon Setubal Winandy 336.694.35 Brazilian- Ye Yes 10/30/20 8-08 SP s 18 No 2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 10 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 José Luiz Egydio Setubal 011.785.508-18 Brazilian-SP Yes Yes 03/31/2019 No 91,927,884 3.181000 39,166, 0.7090 131,094,280 1,559000 396 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Julia Guidon Setubal Winandy 336.694.35 Brazilian- Ye Yes 10/30/20 8-08 SP s 18 No 2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 10 de 39

TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Yes Yes 03/31/20 SP 19 No 3,00 0.104000 9,147 0.0010 3,011,21 0.0360 2,07 00 8 00 1 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 11 de 39 TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Yes Yes 03/31/20 SP 19 No 3,00 0.104000 9,147 0.0010 3,011,21 0.0360 2,07 00 8 00 1 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 11 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marcelo Ribeiro do Valle Setubal 230.936.378-21 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Yes Yes 03/31/20 8-00 SP 19 No 31,917,351 1.104000 45,805,5 0.8300 77,722,8 0.9240 02 00 53 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/30/20 8-10 SP s 18 No PÁGINA: 9 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marcelo Ribeiro do Valle Setubal 230.936.378-21 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Yes Yes 03/31/20 8-00 SP 19 No 31,917,351 1.104000 45,805,5 0.8300 77,722,8 0.9240 02 00 53 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/30/20 8-10 SP s 18 No PÁGINA: 9 de 39

2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 9 de 39 2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 9 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marina Nugent Setubal 384.422.518-80 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 O. E. Setubal S.A. 61.074.456/00 Brazilian- Ye Yes 11/09/20 01-90 SP s 17 No 6 0.001000 0 0.0000 6 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Yes Yes 03/31/20 8-73 SP 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 PÁGINA: 10 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marina Nugent Setubal 384.422.518-80 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 O. E. Setubal S.A. 61.074.456/00 Brazilian- Ye Yes 11/09/20 01-90 SP s 17 No 6 0.001000 0 0.0000 6 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Yes Yes 03/31/20 8-73 SP 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 PÁGINA: 10 de 39

00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 11 de 39 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 11 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 03/31/2019 No 94,593,567 3.273000 41,982, 0.7600 136,576,258 1,624000 691 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.0000 00 OTHERS 279,399,794 9.655000 4,153,954,436 75,233 4,433,354 52,702 000 ,230 000 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 10/30/20 18 No 2,09 0.001000 52,871 0.0010 54,970 0.0010 9 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 12 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 03/31/2019 No 94,593,567 3.273000 41,982, 0.7600 136,576,258 1,624000 691 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.0000 00 OTHERS 279,399,794 9.655000 4,153,954,436 75,233 4,433,354 52,702 000 ,230 000 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 10/30/20 18 No 2,09 0.001000 52,871 0.0010 54,970 0.0010 9 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 12 de 39

Paula Lucas Setubal 295.243.528-69 Brazilian-SP Yes Yes 10/30/20 18 No 2,06 0.001000 206 0.0010 2,273 0.0010 7 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 13 de 39 Paula Lucas Setubal 295.243.528-69 Brazilian-SP Yes Yes 10/30/20 18 No 2,06 0.001000 206 0.0010 2,273 0.0010 7 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 13 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Paulo Egydio Setubal 336.694.318-10 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paulo Setubal Neto 638.097.88 Brazilian- Yes Yes 10/30/2018 8-72 SP No 117,031,32 4.050000 40,340,3 0.7300 157,371,698 1,8700 3 75 00 00 Class of share Number of shares (Units) Shares % PÁGINA: 12 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Paulo Egydio Setubal 336.694.318-10 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paulo Setubal Neto 638.097.88 Brazilian- Yes Yes 10/30/2018 8-72 SP No 117,031,32 4.050000 40,340,3 0.7300 157,371,698 1,8700 3 75 00 00 Class of share Number of shares (Units) Shares % PÁGINA: 12 de 39

TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Yes Yes 10/30/2018 8-99 SP No 102,672,13 3.553000 42,002,6 0.7600 144,674,758 1,7190 0 28 00 00 Number of share Shares % Class of share (Units) TOTAL 0 0.000000 PÁGINA: 13 de 39 TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Yes Yes 10/30/2018 8-99 SP No 102,672,13 3.553000 42,002,6 0.7600 144,674,758 1,7190 0 28 00 00 Number of share Shares % Class of share (Units) TOTAL 0 0.000000 PÁGINA: 13 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/30/2018 No 65,012,941 2.250000 48,397, 0.8760 113,410,004 1,348000 063 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Roberto Egydio Setubal 007.738.22 Brazilian- Yes Yes 10/30/2018 8-52 SP No 103,192,39 3.571000 38,766,3 0.7020 141,958,729 1,6870 5 34 00 00 Class of share Number of shares (Units) Shares % PÁGINA: 14 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/30/2018 No 65,012,941 2.250000 48,397, 0.8760 113,410,004 1,348000 063 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Roberto Egydio Setubal 007.738.22 Brazilian- Yes Yes 10/30/2018 8-52 SP No 103,192,39 3.571000 38,766,3 0.7020 141,958,729 1,6870 5 34 00 00 Class of share Number of shares (Units) Shares % PÁGINA: 14 de 39

TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Yes Yes 10/30/2018 8-81 SP No 65,067,408 2.252000 48,486,6 0.8780 113,554,015 1,3500 07 00 00 Class of share TOTAL 0 Number of shares (units) 0 Shares% 0.000000 PÁGINA: 15 de 39 TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Yes Yes 10/30/2018 8-81 SP No 65,067,408 2.252000 48,486,6 0.8780 113,554,015 1,3500 07 00 00 Class of share TOTAL 0 Number of shares (units) 0 Shares% 0.000000 PÁGINA: 15 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Rodrigo Ribeiro do Valle Setubal 230.936.298-02 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Rudric ITH S.A. 67.569.061/00 Brazilian- Yes Yes 10/30/2018 01-45 SP No 239,380,982 8.284000 189,836, 3.4360 429,217,164 5.1010 182 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Yes Yes 03/31/20 8-81 SP 19 No 10,572,062 0.366000 1,069 0,01900 11,641,8 0.1380 PÁGINA: 14 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Rodrigo Ribeiro do Valle Setubal 230.936.298-02 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Rudric ITH S.A. 67.569.061/00 Brazilian- Yes Yes 10/30/2018 01-45 SP No 239,380,982 8.284000 189,836, 3.4360 429,217,164 5.1010 182 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Yes Yes 03/31/20 8-81 SP 19 No 10,572,062 0.366000 1,069 0,01900 11,641,8 0.1380 PÁGINA: 14 de 39

,752 0 14 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 2,889,839,643 100.000 5,520,858 100.000 8,410,697 100.000 000 ,345 000 ,988 000 PÁGINA: 15 de 39 ,752 0 14 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 2,889,839,643 100.000 5,520,858 100.000 8,410,697 100.000 000 ,345 000 ,988 000 PÁGINA: 15 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock IUPAR - Itaú Unibanco Participações S.A. 04.676.564/00 01-08 Cia. E. Johnston de Participações 04.679.283/0001-09 Brazilian-SP Yes Yes 02/27/2009 No 355,227,092 50.000000 0 0.0000 355,227,092 33.468000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Itaúsa - Investimentos Itaú S.A. 61.532.644/00 Brazilian- Yes Yes 12/15/2017 01-15 SP No 355,227,092 50.00000 350,942, 100.000 706,169,365 66.532 0 273 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.000000 0 0.000000 TOTAL PÁGINA: 16 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock IUPAR - Itaú Unibanco Participações S.A. 04.676.564/00 01-08 Cia. E. Johnston de Participações 04.679.283/0001-09 Brazilian-SP Yes Yes 02/27/2009 No 355,227,092 50.000000 0 0.0000 355,227,092 33.468000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Itaúsa - Investimentos Itaú S.A. 61.532.644/00 Brazilian- Yes Yes 12/15/2017 01-15 SP No 355,227,092 50.00000 350,942, 100.000 706,169,365 66.532 0 273 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.000000 0 0.000000 TOTAL PÁGINA: 16 de 39

710,454, 100.000 350,942, 100.000 1,061,396 100.000 184 000 273 000 ,457 000 PÁGINA: 17 de 39 710,454, 100.000 350,942, 100.000 1,061,396 100.000 184 000 273 000 ,457 000 PÁGINA: 17 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Cia. E. Johnston de 04.679.283/00 Participações 01-09 Fernando Roberto Moreira Salles 002.938.068-53 Brazilian-SP Yes Yes 04/29/2016 No 1,380 25.000000 2,760 25.000 4,140 25.000000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 João Moreira Salles 667.197.39 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 PÁGINA: 18 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Cia. E. Johnston de 04.679.283/00 Participações 01-09 Fernando Roberto Moreira Salles 002.938.068-53 Brazilian-SP Yes Yes 04/29/2016 No 1,380 25.000000 2,760 25.000 4,140 25.000000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 João Moreira Salles 667.197.39 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 PÁGINA: 18 de 39

Pedro Moreira Salles 551.222.567-72 Brazilian-SP Yes Yes 04/29/2 016 No 1,38 25.000000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 19 de 39 Pedro Moreira Salles 551.222.567-72 Brazilian-SP Yes Yes 04/29/2 016 No 1,38 25.000000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 19 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Cia. E. Johnston de Participações 04.679.283/0001-09 TOTAL 5,52 100.000 11,0 100.000 16.5 100.000 0 000 40 000 60 000 Walther Moreira Salles Júnior 406.935.46 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 20 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Cia. E. Johnston de Participações 04.679.283/0001-09 TOTAL 5,52 100.000 11,0 100.000 16.5 100.000 0 000 40 000 60 000 Walther Moreira Salles Júnior 406.935.46 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 20 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/01/2018 No 366,597,129 20.387000 0 0.0000 366,597,129 20.387000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal 407.919.70 Brazilian- Ye Yes 10/01/20 8-09 SP s 18 No 2.067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 18 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/01/2018 No 366,597,129 20.387000 0 0.0000 366,597,129 20.387000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal 407.919.70 Brazilian- Ye Yes 10/01/20 8-09 SP s 18 No 2.067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 18 de 39

TOTAL 0 0.000000 Alfredo Egydio Setubal 014.414.21 Brazilian- Ye Yes 10/01/2018 8-07 SP s No 102,719,17 5.712000 0 0.0000 102,719,174 5.7120 4 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 19 de 39 TOTAL 0 0.000000 Alfredo Egydio Setubal 014.414.21 Brazilian- Ye Yes 10/01/2018 8-07 SP s No 102,719,17 5.712000 0 0.0000 102,719,174 5.7120 4 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 19 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Brazilian-SP Yes Yes 10/01/2018 No 366,597,103 20.387000 0 0.0000 366,597,103 20.387000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Ye Yes 12/18/20 s 18 No 3,582,896 0.199000 0 0.0000 3,582,89 0.1990 00 6 00 TOTAL 0 0.000000 PÁGINA: 20 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Brazilian-SP Yes Yes 10/01/2018 No 366,597,103 20.387000 0 0.0000 366,597,103 20.387000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Ye Yes 12/18/20 s 18 No 3,582,896 0.199000 0 0.0000 3,582,89 0.1990 00 6 00 TOTAL 0 0.000000 PÁGINA: 20 de 39

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Bruno Rizzo Setubal 299.133.36 Brazilian- Ye Yes 11/09/20 8-56 SP s 17 No 3,002,067 0.166000 0 0.0000 3,002,06 0.1660 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 21 de 39 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Bruno Rizzo Setubal 299.133.36 Brazilian- Ye Yes 11/09/20 8-56 SP s 17 No 3,002,067 0.166000 0 0.0000 3,002,06 0.1660 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 21 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian-SP Yes Yes 12/18/2018 No 3,002,068 0.166000 0 0.0000 3,002,068 0.166000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 10/01/20 8-18 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 20 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian-SP Yes Yes 12/18/2018 No 3,002,068 0.166000 0 0.0000 3,002,068 0.166000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 10/01/20 8-18 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 20 de 39

TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 10/01/20 8-59 SP s 18 No 10,571,626 0.587000 0 0.0000 10,571,6 0.5870 00 26 00 TOTAL 0 0.000000 PÁGINA: 20 de 39 TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 10/01/20 8-59 SP s 18 No 10,571,626 0.587000 0 0.0000 10,571,6 0.5870 00 26 00 TOTAL 0 0.000000 PÁGINA: 20 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Gabriel de Mattos Setubal 348.338.808-73 Brazilian-SP Yes Yes 12/18/2018 No 3,582,896 0.199000 0 0.0000 3,582,896 0.199000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Ye Yes 10/01/20 8-92 SP s 18 No 10,571,733 0.587000 0 0.0000 10,571,7 0.5870 00 33 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 21 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Gabriel de Mattos Setubal 348.338.808-73 Brazilian-SP Yes Yes 12/18/2018 No 3,582,896 0.199000 0 0.0000 3,582,896 0.199000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Ye Yes 10/01/20 8-92 SP s 18 No 10,571,733 0.587000 0 0.0000 10,571,7 0.5870 00 33 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 21 de 39

TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 12/18/20 8-18 SP s 18 No 91,927,884 5.112000 0 0.0000 91,927,8 5.1120 00 84 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 22 de 39 TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 12/18/20 8-18 SP s 18 No 91,927,884 5.112000 0 0.0000 91,927,8 5.1120 00 84 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 22 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stoc kholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of pre ferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Julia Guidon Setubal Winandy 336.694.358-08 Brazilian-SP Yes Yes 10/01/2018 No 2,067 0.001000 0 0.0000 2,067 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Ye Yes 12/18/20 SP s 18 No 3,00 0.166000 0 0.0000 3,002,07 0.1660 2,07 00 1 00 1 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 23 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stoc kholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of pre ferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Julia Guidon Setubal Winandy 336.694.358-08 Brazilian-SP Yes Yes 10/01/2018 No 2,067 0.001000 0 0.0000 2,067 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Ye Yes 12/18/20 SP s 18 No 3,00 0.166000 0 0.0000 3,002,07 0.1660 2,07 00 1 00 1 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 23 de 39

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Marcelo Ribeiro do Valle Setubal 230.936.37 Brazilian- Ye Yes 10/01/20 8-21 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 24 de 39 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Marcelo Ribeiro do Valle Setubal 230.936.37 Brazilian- Ye Yes 10/01/20 8-21 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 24 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Maria Alice Setubal 570.405.408-00 Brazilian-SP Yes Yes 10/01/2018 No 31,917,351 1.774000 0 0.0000 31,917,351 1.774000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 25 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Maria Alice Setubal 570.405.408-00 Brazilian-SP Yes Yes 10/01/2018 No 31,917,351 1.774000 0 0.0000 31,917,351 1.774000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 25 de 39

TOTAL 0 0.000000 Marina Nugent Setubal 384.422.51 Brazilian- Ye Yes 10/01/20 8-80 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 26 de 39 TOTAL 0 0.000000 Marina Nugent Setubal 384.422.51 Brazilian- Ye Yes 10/01/20 8-80 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 26 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 O. E. Setubal S.A. 61.074.456/0001-90 Brazilian-SP Yes Yes 11/09/2017 No 6 0.001000 0 0.0000 6 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Ye Yes 12/18/20 8-73 SP s 18 No 3,582,896 0.199000 0 0.0000 3,582,89 0.1990 00 6 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Setubal Júnior 006.447.04 Brazilian- Ye Yes 12/18/2018 8-29 SP s No PÁGINA: 24 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 O. E. Setubal S.A. 61.074.456/0001-90 Brazilian-SP Yes Yes 11/09/2017 No 6 0.001000 0 0.0000 6 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Ye Yes 12/18/20 8-73 SP s 18 No 3,582,896 0.199000 0 0.0000 3,582,89 0.1990 00 6 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Setubal Júnior 006.447.04 Brazilian- Ye Yes 12/18/2018 8-29 SP s No PÁGINA: 24 de 39

94,593,567 5.260000 0 0.0000 94,593,567 5.2600 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 PÁGINA: 25 de 39 94,593,567 5.260000 0 0.0000 94,593,567 5.2600 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 PÁGINA: 25 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 10/01/2018 No 2,099 0.001000 0 0.0000 2,099 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paula Lucas Setubal 295.243.52 Brazilian- Ye Yes 10/01/20 8-69 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 25 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 10/01/2018 No 2,099 0.001000 0 0.0000 2,099 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paula Lucas Setubal 295.243.52 Brazilian- Ye Yes 10/01/20 8-69 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 25 de 39

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Paulo Egydio Setubal 336.694.31 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 26 de 39 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Paulo Egydio Setubal 336.694.31 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 26 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 10/01/2018 No 117,031,323 6.508000 0 0.0000 117,031,323 6.508000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Ye Yes 10/01/2018 8-99 SP s No 102,672,13 5.709000 0 0.0000 102,673,130 5.7090 0 00 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 27 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 10/01/2018 No 117,031,323 6.508000 0 0.0000 117,031,323 6.508000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Ye Yes 10/01/2018 8-99 SP s No 102,672,13 5.709000 0 0.0000 102,673,130 5.7090 0 00 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 27 de 39

TOTAL 0 0.000000 Ricardo Villela Marino 252.398.28 Brazilian- Ye Yes 10/01/20 8-90 SP s 18 No 65,012,941 3.615000 0 0.0000 65,012,9 3.6150 00 41 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 28 de 39 TOTAL 0 0.000000 Ricardo Villela Marino 252.398.28 Brazilian- Ye Yes 10/01/20 8-90 SP s 18 No 65,012,941 3.615000 0 0.0000 65,012,9 3.6150 00 41 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 28 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 10/01/2018 No 103,192,395 5.738000 0 0.0000 103,192,395 5.738000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 65,067,408 3.618000 0 0.0000 65,067,4 3.6180 00 08 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 29 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 10/01/2018 No 103,192,395 5.738000 0 0.0000 103,192,395 5.738000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 65,067,408 3.618000 0 0.0000 65,067,4 3.6180 00 08 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 29 de 39

TOTAL 0 0.000000 Rodrigo Ribeiro do Valle Setubal 230.936.29 Brazilian- Ye Yes 10/01/20 8-02 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 30 de 39 TOTAL 0 0.000000 Rodrigo Ribeiro do Valle Setubal 230.936.29 Brazilian- Ye Yes 10/01/20 8-02 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 PÁGINA: 30 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Rudric ITH S.A. 67.569.061/0001-45 Brazilian-SP Yes Yes 10/01/2018 No 239,380,982 13.312000 0 0.0000 239,380,982 13.312000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 10,572,062 0.587000 0 0.0000 10,572,0 0.5870 00 62 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 1,798,200,474 100.000000 0 0.0000 1,798,200,474 100.000 00 000 PÁGINA: 28 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Rudric ITH S.A. 67.569.061/0001-45 Brazilian-SP Yes Yes 10/01/2018 No 239,380,982 13.312000 0 0.0000 239,380,982 13.312000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 10,572,062 0.587000 0 0.0000 10,572,0 0.5870 00 62 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 1,798,200,474 100.000000 0 0.0000 1,798,200,474 100.000 00 000 PÁGINA: 28 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 PÁGINA: 29 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 PÁGINA: 29 de 39

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 30 de 39 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 30 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 30 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 30 de 39

Ricardo Egydio Setubal 033.033.518-99 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 30 de 39 Ricardo Egydio Setubal 033.033.518-99 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 30 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000 PÁGINA: 31 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000 PÁGINA: 31 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH S.A. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 38,000,002 4.626000 0 0.0000 38,000,002 4.626000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 32 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH S.A. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 38,000,002 4.626000 0 0.0000 38,000,002 4.626000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 32 de 39

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 33 de 39 Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 33 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.000000 821,647, 100.000 904 000 904 000 PÁGINA: 34 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.000000 821,647, 100.000 904 000 904 000 PÁGINA: 34 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa - Investimentos Itaú S.A. 61.532.644/0001-15 OTHERS 2,889,839,643 100.000000 5,524,358,345 100.000000 8,414,197,988 100.000000 TOTAL 2,889,839,643 100.000 5,524,358 100.000 8,414,197 100.000 000 ,345 000 ,988 000 PÁGINA: 35 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa - Investimentos Itaú S.A. 61.532.644/0001-15 OTHERS 2,889,839,643 100.000000 5,524,358,345 100.000000 8,414,197,988 100.000000 TOTAL 2,889,839,643 100.000 5,524,358 100.000 8,414,197 100.000 000 ,345 000 ,988 000 PÁGINA: 35 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No PÁGINA: 36 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No PÁGINA: 36 de 39

100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 37 de 39 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PÁGINA: 37 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 38 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 38 de 39

Ricardo Egydio Setubal 033.033.518-99 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 39 de 39 Ricardo Egydio Setubal 033.033.518-99 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 39 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000 PÁGINA: 40 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000 PÁGINA: 40 de 39

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY					
STOCKHOLDER					
CPF/CNPJ	Nationality-State	Party to Stockholders' Agreement	Controlling stockholder	Last change	
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ	
Details by class of shares (Units)					
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY				**CPF/CNPJ**	**Composition of capital stock**
Rudric ITH S.A.				**67.569.061/00 01-45**	
Maria de Lourdes Egydio Villela					
007.446.978-91	Brazilian-SP	Yes	Yes	10/18/2018	
No					
38,000,002	4,626000	0	0.0000 00	38,000,002	4,626000
Class of share	**Number of shares (Units)**	**Shares %**			
TOTAL	0	0.000000			
OTHERS					
0	0.000000	0	0.0000 00	0	0.0000 00
Ricardo Villela Marino					
252.398.288-90	Brazilian-SP	Yes	Yes	10/18/2018	
No					
391,823,951	47.687000	0	0.0000 00	391,823,951	47.687 000
Class of share	**Number of shares (Units)**	**Shares %**			
TOTAL	0	0.000000			

PÁGINA: 41 de 39

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 42 de 39 Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 PÁGINA: 42 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.00000 821,647 100.000 904 000 0 ,904 000 15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.00000 821,647 100.000 904 000 0 ,904 000

15.3 – Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 04.24.2019 Number of stockholders – individuals (units) 209,395 Number of stockholders – companies (units) 12,239 Number of institutional investors (units) 997 Outstanding shares Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares. Number of common shares (units) 387,552,873 7.816260% Number of preferred shares (units) 4,738,319,130 97.781071% Total 5,125,872,003 52.282754% 15.3 – Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 04.24.2019 Number of stockholders – individuals (units) 209,395 Number of stockholders – companies (units) 12,239 Number of institutional investors (units) 997 Outstanding shares Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares. Number of common shares (units) 387,552,873 7.816260% Number of preferred shares (units) 4,738,319,130 97.781071% Total 5,125,872,003 52.282754%

15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying: a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares 36,73% ON% 63,27% ON% 81,35% PN 18,62% PN 66,02% Total 33,96% Total 39,21% ON 19,83% Total 7,82% ON 97,78% PN 52,28%Total (1) Date: 03.31.2019. (2) Date: 04.24.2019. Percentages do not include treasury shares. (*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders. (3) Date: 12.31.2017. Direct and indirect subsidiaries a) Direct and indirect controlling stockholders 15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying: a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares 36,73% ON% 63,27% ON% 81,35% PN 18,62% PN 66,02% Total 33,96% Total 39,21% ON 19,83% Total 7,82% ON 97,78% PN 52,28%Total (1) Date: 03.31.2019. (2) Date: 04.24.2019. Percentages do not include treasury shares. (*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders. (3) Date: 12.31.2017. Direct and indirect subsidiaries a) Direct and indirect controlling stockholders

Direct controlling stockholders Itaúsa - Investimentos Itaú S.A. IUPAR - Itaú Unibanco Participações S.A. Indirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal da Fonseca Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E.Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Maria Alice Setubal Maria de Lourdes Egydio Villela Mariana Lucas Setubal Marina Nugent Setubal O.E. Setubal S.A. Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal Patrícia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH S.A. Tide Setubal Souza e Silva Nogueira Walther Moreira Salles Júnior Direct controlling stockholders Itaúsa - Investimentos Itaú S.A. IUPAR - Itaú Unibanco Participações S.A. Indirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal da Fonseca Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E.Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Maria Alice Setubal Maria de Lourdes Egydio Villela Mariana Lucas Setubal Marina Nugent Setubal O.E. Setubal S.A. Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal Patrícia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH S.A. Tide Setubal Souza e Silva Nogueira Walther Moreira Salles Júnior

b)      Subsidiary and affiliated companies c)      Issuer's ownership interest in the group's companies d)     Group companies' ownership interest in the Issuer e)     Companies under common control Interest in the Interest in Subsidiary or voting capital capital affiliated company (%) (%) In Brazil Itaú Unibanco S.A. 100,00 100,00 Subsidiary Banco Itaú BBA S.A. 99,99 99,99 Subsidiary Banco Itaucard S.A. 99,99 99,99 Subsidiary Itaú Administração Previdenciária Ltda. 0,00 0,00 Subsidiary Itaú BBA Participações S.A. 100,00 100,00 Subsidiary Itaú Corretora de Valores S. A. 99,99 99,99 Subsidiary Itaú Seguros S.A. 0,00 0,00 Subsidiary ITB Holding Brasil Participações Ltda. 0,00 0,00 Subsidiary Abroad Itaú Corpbanca 22,45 22,45 Subsidiary Banco Itaú Uruguay S.A. 100,00 100,00 Subsidiary Bicsa Holdings, Ltd. 99,99 99,99 Subsidiary OCA S.A. 100,00 100,00 Subsidiary Topaz Holding Ltd. 0,00 0,00 Subsidiary 15.8 Other relevant information Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding. Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% of preferred shares and 3.569% of BlackRock’s capital stock. STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION OPENING CLOSING DATE EVENT BALANCE EVENT BALANCE Opening balance at 03.30.2011, as provided by 03.30.20 BlackRock (*) 159,335,737 - 159,335,737 11 Stock split/reverse split, according to notice of 11.01.20 09.01.2011 159,335,737 159,335,7 159,335,700 11 00 04.19.20 10% Bonus Share (ASM of 04.19.2013) 159,335,700 15,933,57 175,269,270 13 0 06.11.20 10% Bonus Share (ASM of 04.23.2014) 175,269,270 17,526,92 192,796,197 14 7 07.31.20 10% Bonus Share (ASM of 04.29.2015) 192,796,197 19,279,62 212,075,817 15 0 10.21.20 10% Bonus Share (ASM of 09.14.2016) 212,075,817 21,207,58 233,283,398 16 1 b) Subsidiary and affiliated companies c) Issuer's ownership interest in the group's companies d) Group companies' ownership interest in the Issuer e) Companies under common control Interest in the Interest in Subsidiary or voting capital capital affiliated company (%) (%) In Brazil Itaú Unibanco S.A. 100,00 100,00 Subsidiary Banco Itaú BBA S.A. 99,99 99,99 Subsidiary Banco Itaucard S.A. 99,99 99,99 Subsidiary Itaú Administração Previdenciária Ltda. 0,00 0,00 Subsidiary Itaú BBA Participações S.A. 100,00 100,00 Subsidiary Itaú Corretora de Valores S. A. 99,99 99,99 Subsidiary Itaú Seguros S.A. 0,00 0,00 Subsidiary ITB Holding Brasil Participações Ltda. 0,00 0,00 Subsidiary Abroad Itaú Corpbanca 22,45 22,45 Subsidiary Banco Itaú Uruguay S.A. 100,00 100,00 Subsidiary Bicsa Holdings, Ltd. 99,99 99,99 Subsidiary OCA S.A. 100,00 100,00 Subsidiary Topaz Holding Ltd. 0,00 0,00 Subsidiary 15.8 Other relevant information Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding. Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% of preferred shares and 3.569% of BlackRock’s capital stock. STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION OPENING CLOSING DATE EVENT BALANCE EVENT BALANCE Opening balance at 03.30.2011, as provided by 03.30.20 BlackRock (*) 159,335,737 - 159,335,737 11 Stock split/reverse split, according to notice of 11.01.20 09.01.2011 159,335,737 159,335,7 159,335,700 11 00 04.19.20 10% Bonus Share (ASM of 04.19.2013) 159,335,700 15,933,57 175,269,270 13 0 06.11.20 10% Bonus Share (ASM of 04.23.2014) 175,269,270 17,526,92 192,796,197 14 7 07.31.20 10% Bonus Share (ASM of 04.29.2015) 192,796,197 19,279,62 212,075,817 15 0 10.21.20 10% Bonus Share (ASM of 09.14.2016) 212,075,817 21,207,58 233,283,398 16 1

11/26/20 Stock Split according to notice of 11.01.2018 233,283,398 116,641,6 349,925,097 18 (EGM 07.27.2018) 99 (*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011. b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016. c) On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting. d) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the April 24, 2019 base date. The number of outstanding shares stated in item 15.3 hereof refers to the April 24, 2019 base date 11/26/20 Stock Split according to notice of 11.01.2018 233,283,398 116,641,6 349,925,097 18 (EGM 07.27.2018) 99 (*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011. b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016. c) On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting. d) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the April 24, 2019 base date. The number of outstanding shares stated in item 15.3 hereof refers to the April 24, 2019 base date

19.2 – In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: Due to the bonus shares made in fiscal years of 07/17/2015 and 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016. On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the deliberation of the Extraordinary General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the shareholders' position on 11/26/2018, we made available a line informing the event. The General Shareholders' Meeting took place on April 24, 2019. We provided a line informing such event. 19.3. Supply other information that the issuer may deem relevant None. Additional information on item 19.2 19.2 – In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: Due to the bonus shares made in fiscal years of 07/17/2015 and 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016. On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the deliberation of the Extraordinary General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the shareholders' position on 11/26/2018, we made available a line informing the event. The General Shareholders' Meeting took place on April 24, 2019. We provided a line informing such event. 19.3. Supply other information that the issuer may deem relevant None. Additional information on item 19.2